     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1997

                                1,500,000 SHARES

                                [IL FORNAIO LOGO]
                                  COMMON STOCK

     Of the 1,500,000 shares of Common Stock offered hereby, 1,000,000 are being sold by Il Fornaio (America) Corporation ("Il Fornaio" or the "Company") and 500,000 are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $10.50 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ILFO."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================
                                                                           Proceeds to
                       Price to        Underwriting      Proceeds to         Selling
                        Public         Discount(1)       Company (2)       Stockholders
------------------------------------------------------------------------------------------

Per Share.........         $                $                 $                 $
Total(3)..........         $                $                 $                 $
==========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $850,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 225,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $          , the Underwriting Discount will
    total $          and the Proceeds to Company will total $          . See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about        , 1997.

                            ------------------------

                   MONTGOMERY SECURITIES  ALEX. BROWN & SONS
                                                      INCORPORATED

                                        , 1997

                   [PHOTOGRAPH OF A TABLE DISPLAYING ASSORTED
                   BREADS AND PASTRIES, AN ITALIAN NEWSPAPER,
               A PAIR OF GLASSES, AN ESPRESSO MAKER, A COFFEE CUP
                     AND IL FORNAIO BRAND RETAIL PRODUCTS,
                INCLUDING PACKAGES OF PASTA AND BOTTLES OF WINE]

                              IL FORNAIO'S MISSION

                        IS TO PROVIDE OUR CUSTOMERS WITH
            THE MOST AUTHENTIC ITALIAN EXPERIENCE OUTSIDE OF ITALY.

        We realize our mission by being students and teachers of Italian culinary traditions, preparations and presentations, infusing our heritage into everything we do.

        We realize our mission by putting our employees first so that our customers can come first.

        We realize our mission by executing a profitable business strategy that rewards our shareholders without compromising the quality of our products.

        We realize our mission by developing an atmosphere of
        camaraderie and fun in all
        our endeavors, of celebrating everyday the Italian in all of us.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                                              [IL FORNAIO LOGO]


 [Photograph of main dining room                     [Photograph of exterior of
in Beverly Hills restaurant]                            Las Vegas restaurant]

     Beverly Hills                                            Las Vegas




[Photograph of main dining room                  [Photograph of retail bakery in
and bar area in Irvine restaurant]                   Burlingame restaurant]

         Irvine                                                Burlingame



[Photograph of main dining room and                   [Graphic depictions of
outdoor patio in Portland restaurant]               Il Fornaio's Bakerman logo]

        Portland

[Photograph of main dining room                    [Photograph of the loggia in
and sunroom in Carmel restaurant]                       Sacramento restaurant]

     Carmel-by-the-Sea                                        Sacramento




[Photograph of main dining room                      [Photograph of bar area in
in Corte Madera restaurant]                             San Jose Restaurant]

        Corte Madera                                           San Jose




[Photograph of main dining room
in San Francisco restaurant
overlooking outdoor plaza]

       San Francisco

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as set forth in the financial statements or as otherwise indicated herein, information in this Prospectus (i) gives effect to the anticipated reincorporation of the Company from California to Delaware to be effected prior to the closing of this offering, (ii) reflects the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, and
(iii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock" and "Underwriting."

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Il Fornaio owns and operates 13 full-service, white tablecloth Italian restaurants serving creatively prepared, premium quality Italian cuisine based on authentic regional recipes. The Company's restaurants offer an extensive menu, featuring house-made and imported pasta, poultry and game roasted over a wood-fired rotisserie, meat and fresh fish from a charcoal grill, pizza from a wood-burning oven, soups, salads and desserts. Il Fornaio's menu is distinguished by fresh, hand-made breads, pastries and other baked goods that are produced in the Company's restaurants and five wholesale bakeries. Il Fornaio's wholesale bakeries also sell baked goods to quality grocery stores, specialty retailers, hotels and other fine restaurants. In addition, the Company operates a retail market in each restaurant, which sells baked goods, prepared foods and a variety of Il Fornaio-brand products, allowing guests to recreate the Il Fornaio dining experience at home.

     The Company's objectives are to offer guests the most authentic Italian dining experience available outside of Italy and to establish a brand identity that provides a competitive advantage in every market in which the Company operates. The Company's strategy to achieve these objectives includes the following key elements: (i) serve premium quality, authentic regional Italian cuisine created by native-born Italian chefs and complemented by hand-made Il Fornaio baked goods; (ii) build brand awareness through its wholesale bakeries and retail markets, which reinforce the Company's image as a provider of premium quality, authentic Italian food and enable guests to recreate the Il Fornaio dining experience at home; (iii) create a distinctive authentic Italian atmosphere with restaurant designs unique to each location; (iv) consistently execute Il Fornaio's high standards of food quality, service and cleanliness through its employee-designed Five Star Service Program; and (v) foster a strong corporate culture which attracts and retains highly qualified management, chefs and hourly employees. The Company believes that these elements, combined with an average check per guest of $20.93, provide an excellent dining value.

     The Company operates 11 restaurants in California and has most recently opened restaurants in Portland and Las Vegas. The Company believes that its restaurants provide superior unit economics. In 1996, the Company's 10 comparable restaurants generated average sales of approximately $4.5 million and average cash flow of approximately $884,000, or 19.9% of restaurant sales. Since 1991, the Company's total investment per restaurant, net of landlord contributions, has averaged approximately $1.7 million, with additional average pre-opening costs per restaurant of approximately $200,000. The restaurants range in size from 5,000 to 10,900 square feet, seat between 76 and 220 guests and serve both lunch and dinner.

     Il Fornaio intends to develop restaurants in both existing and new geographic markets and to locate restaurants at sites in affluent urban and suburban areas. The flexibility of the Il Fornaio concept enables the Company to develop successful restaurants in a variety of locations, including residential neighborhoods, shopping centers, office buildings and hotels. The Company intends to open one additional restaurant in 1997 in Denver and three new restaurants in 1998, including locations in Santa Monica and Seattle, for which leases have been signed. The Company expects that its planned future restaurants will generally range in size from 7,000 to 10,000 square feet and will require, on average, a total investment by the Company per restaurant, net of anticipated landlord contributions, of approximately $1.7 million, with additional average pre-opening costs per restaurant of approximately $200,000.

     Il Fornaio's business and expansion strategy has been developed and implemented by an experienced senior management team with a record of successful restaurant operations. In 1987, Laurence B. Mindel joined the Company as Chairman, Chief Executive Officer and President, after spending over 15 years at Spectrum Foods, where he created and operated innovative restaurants throughout California, including Chianti, MacArthur Park, Harry's Bar and American Grill, Ciao, Prego and Guaymas. In 1995, Michael J. Hislop joined the Company as President and Chief Operating Officer, after serving as Chairman and Chief Executive Officer of Chevy's Mexican Restaurants for four years and guiding its expansion from 17 to 63 restaurants. These individuals, along with the seven other members of senior management, have over 150 years of combined experience in the restaurant and bakery businesses. Because of the experience level of its senior management, the Company believes it has a competitive advantage in its industry with respect to concept development and execution, site selection, unit operations, training, product quality and service.

     The Company was incorporated in California in June 1980, and intends to reincorporate in Delaware prior to the closing of this offering. The Company's executive office is located at 1000 Sansome Street, Suite 200, San Francisco, California 94111. The Company's telephone number is (415) 986-1505.

     Il Fornaio(R) and the Il Fornaio logo are registered marks of the Company and Festa Regionale and Passaporto are marks used and owned by the Company.

                                  THE OFFERING

Common Stock offered by the Company...............  1,000,000 shares
Common Stock offered by the Selling
  Stockholders....................................  500,000 shares
Common Stock to be outstanding after the
  offering........................................  5,582,891 shares(1)
Use of proceeds...................................  To finance the development of additional restaurants and for general corporate purposes.
Proposed Nasdaq National Market symbol............  ILFO

---------------
(1) Excludes, as of August 15, 1997, outstanding options to purchase 980,295 shares of Common Stock and outstanding warrants to purchase 32,487 shares of Common Stock. See "Management -- Employee Benefit Plans" and "Description of Capital Stock -- Warrants."

                      SUMMARY FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE, OPERATING AND FOOTNOTE DATA)

                                                                                                           SIX MONTHS ENDED
                                                            YEAR ENDED(1)                                 ------------------
                               ------------------------------------------------------------------------               JUNE
                               DECEMBER 27,   DECEMBER 29,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JUNE 30,     29,
                                   1992           1993           1994           1995           1996         1996      1997
                               ------------   ------------   ------------   ------------   ------------   --------   -------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Restaurants.................   $ 30,737       $ 42,402       $ 39,485       $ 43,647       $ 50,599     $ 24,733   $32,116
  Wholesale bakeries..........      4,049          4,328          4,951          5,181          6,016        2,891     3,150
  Retail bakeries.............      3,727          4,866          5,208          5,312          4,137        2,600       311
                                  -------        -------        -------        -------        -------      -------   -------
         Total revenues.......     38,513         51,596         49,644         54,140         60,752       30,244    35,577
Income (loss) from
  operations(2)...............        716         (2,670)         2,300          2,013          2,224        1,125     2,111
Income (loss) before provision
  (benefit) for income
  taxes.......................        687         (2,820)         2,247          2,072          2,351        1,169     2,220
Provision (benefit) for income
  taxes(3)....................          6             70            332         (2,432)           898          476       915
Net income (loss).............        681         (2,890)         1,915          4,504          1,453          693     1,305
Net income (loss) per share
  (fully diluted).............   $   0.20       $  (0.67)      $   0.43       $   1.00       $   0.32     $   0.16   $  0.27
Weighted average common shares
  outstanding (fully
  diluted)....................      3,424          4,344          4,477          4,499          4,839        4,809     5,037
OPERATING DATA:
Comparable restaurant sales
  increase (decrease)(4)......       1.5%           (4.8%)         (3.4%)         (1.7%)          4.8%         2.9%      6.1%
Restaurants open at end of
  period(5)...................          9              9              9             11             12           12        13
Wholesale bakeries open at end
  of period...................          5              6              6              6              6            6         5
Retail bakeries open at end of
  period(6)...................          6              9              8              8              4            8        --

                                                                                             JUNE 29, 1997
                                                                                     ------------------------------
                                                                                        ACTUAL      AS ADJUSTED(7)
                                                                                     ------------   ---------------
BALANCE SHEET DATA:
Working capital...................................................................     $  1,116         $ 9,333
Total assets......................................................................       37,180          45,397
Long-term debt (excluding current portion)........................................           --              --
Stockholders' equity..............................................................       24,489          32,706

---------------
(1) All years reported include 52 weeks, except the year ended December 31, 1995, which includes 53 weeks.

(2) Includes (i)a $2.3 million pre-tax charge recorded in 1993 associated with the Company's decision to dispose of its restaurant in Costa Mesa and a free-standing retail bakery in Los Angeles, (ii) a $932,000 pre-tax charge recorded in 1995 associated with the default by the buyer of the Company's Etrusca restaurant and (iii) a $470,000 pre-tax reversal of the 1993 reserve recorded in the first six months of 1997 associated with the disposition of the Company's Costa Mesa restaurant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

(3) Includes a tax benefit of $2.7 million recorded in 1995 as a result of the recognition of deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(4) A new restaurant is included in the calculation of the change in comparable restaurant sales after the first full month following the eighteenth month of that restaurant's operation.

(5) During 1993, the Company opened two new restaurants and commenced the disposition of two existing restaurants that differed from the Il Fornaio restaurant concept. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

(6) Reflects the disposition of four of the Company's free-standing retail bakeries in the third quarter of 1996 and the disposition of the Company's four remaining free-standing retail bakeries in the first quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

(7) As adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.75 per share and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. Prospective investors are cautioned that actual events or results may differ materially from those discussed in the forward-looking statements. Factors that might cause actual events or results to differ materially from those indicated by such forward-looking statements may include the matters set forth below and elsewhere in this Prospectus.

UNCERTAINTIES ASSOCIATED WITH FUTURE GROWTH

     The Company has experienced limited growth in recent years, expanding from nine restaurants at the end of 1993 to 12 restaurants at the end of 1996. The Company is currently pursuing a more aggressive growth strategy. To date in 1997, the Company has opened its Las Vegas restaurant and a 12,000-square foot wholesale bakery in Burlingame, California. The Company expects to open a restaurant in Denver in the fourth quarter of 1997 and expects to open three restaurants in 1998. The Company's ability to expand successfully will depend on a number of factors, including the identification and availability of suitable locations, the negotiation of favorable lease arrangements, timely development and construction of any new shopping center, hotel or other site in which the restaurant or bakery may be located, management of the costs of construction and development of new restaurants and bakeries, securing required governmental approvals and permits, recruitment of qualified operating personnel (particularly managers and chefs), general economic conditions and other factors, some of which are beyond the control of the Company. Moreover, the opening of additional restaurants and bakeries in the future will depend, in part, upon the Company's ability to generate sufficient funds from existing operations or to obtain sufficient equity or debt financing on favorable terms to support such expansion. There can be no assurance that the Company will be successful in addressing these risks in each case, that the Company will be able to open all of its planned new operations on a timely basis, if at all, or, if opened, that those operations will be operated profitably. Delays in opening, or failure to open, planned new restaurants could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's growth strategy may place a strain on the Company's management, financial and other resources. To manage its growth effectively, the Company must maintain its high level of quality and service at its existing and future restaurants, continue to enhance its operational, financial and management systems, and locate, hire, train and retain experienced and dedicated operating personnel, particularly managers and chefs. There can be no assurance that the Company will be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH SMALL OPERATIONS BASE

     The Company currently operates 13 restaurants. Because of the relatively small number of restaurants operated by the Company, adverse results experienced by any one location could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's Las Vegas restaurant opened in January 1997 and has performed at levels above that of any other restaurant previously opened by the Company. There can be no assurance that the Las Vegas restaurant will continue to perform at the level achieved to date. In addition, the results achieved to date by the Company's relatively small number of restaurants may not be indicative of those restaurants' long-term performance or the potential market acceptance of restaurants in other geographic locations.

GEOGRAPHIC CONCENTRATION

     Eleven of the Company's 13 restaurants are located in California. Because of this geographic concentration, the Company is susceptible to local and regional risks, such as increased government regulation, adverse economic conditions, adverse weather conditions, earthquakes and other natural disasters, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in light of the Company's current geographic concentration, adverse publicity relating to the

Company's restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed.

     The Company has opened only two restaurants located outside of California. Over the next several years, the Company expects that some of its expansion will involve opening restaurants in other states. Expansion into new geographic regions involves a number of risks, in addition to those identified above, including uncertainties related to local customs, demographics, legal requirements, wages, costs and other economic conditions, the need to develop relationships with local distributors and suppliers for fresh produce and other ingredients, and potential difficulties related to management of operations located in a number of broadly dispersed locations. There can be no assurance that the Company will be successful in addressing these risks in each case, that the Company will be able to open all of its planned new operations on a timely basis, if at all, or, if opened, that those operations will be operated profitably. Delays in opening, or failure to open, planned new restaurants could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's quarterly operating results may fluctuate significantly as a result of a variety of factors, including general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, weather conditions, the timing of new restaurant openings and related expenses, net sales contributed by new restaurants and increases or decreases in comparable restaurant revenues. For example, weather conditions have generally had the most significant adverse impact in the first quarter of each year. Due to the foregoing factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and, from time to time in the future, the Company's results of operations may be below the expectations of public market analysts and investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

     A variety of factors also affect the Company's comparable restaurant sales results, including general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, weather conditions and the Company's ability to execute its business strategy. The Company had a 4.8% increase in comparable restaurant sales in 1996. While that trend has continued in 1997 (comparable restaurant sales were up 6.1% for the first half of 1997 as compared to the corresponding period in 1996), no assurance can be given that comparable restaurant sales for any particular future period will not decrease.

CHANGES IN FOOD AND LABOR COSTS

     The Company's profitability is dependent in part on its ability to anticipate and react to changes in food and labor costs. Various factors beyond the Company's control, including adverse weather conditions and governmental regulation, may affect the Company's food costs. There can be no assurance that the Company will be able to anticipate and react to changing food costs through its purchasing practices and menu price adjustments in the future, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     A substantial number of the Company's employees are subject to various minimum wage requirements. Many of the Company's employees work in restaurants located in California and receive salaries equal to the California minimum wage. In November 1996, California voters approved a proposal that raised the minimum wage in California to $5.00 an hour effective March 1, 1997 and will increase it to $5.75 an hour effective March 1, 1998. There can be no assurance that similar proposals will not come before the voters in other jurisdictions in which the Company operates or seeks to operate. In addition, recent federal legislation increased the federal minimum wage from $4.25 an hour to $4.75 effective October 1, 1996 and will raise the minimum wage again to $5.15 effective September 1, 1997. In the fourth quarter of 1996, the Company introduced its first menu price increase in three years due, in part, to increases in labor costs. There can be no assurance that the Company will be able to pass additional increases in labor costs through to its guests in the form of menu price adjustments in the future and, accordingly, such minimum wage increases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business will continue to be highly dependent on its key operating officers and employees, including Laurence B. Mindel, the Company's Chairman of the Board and Chief Executive Officer, and Michael J. Hislop, the Company's President and Chief Operating Officer. The Company currently maintains a $5.0 million term life insurance policy covering Mr. Mindel and a $3.0 million term life insurance policy covering Mr. Hislop. The Company's success in the future will be dependent on its ability to attract, retain and motivate qualified management and operating personnel, including restaurant managers and chefs. Failure by the Company to attract and retain such key employees in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION AND INDUSTRY CONDITIONS

     The restaurant and bakery industries are each intensely competitive with respect to food quality, price-value relationships, ambiance, service and location, and many restaurants and bakeries compete with the Company at each of its locations. There are many well-established competitors with substantially greater financial, marketing, personnel and other resources than the Company. In addition, many of the Company's competitors are well established in the markets where the Company's operations are, or in which they may be, located. While the Company believes that its restaurants and bakeries are distinctive in design and operating concept, other companies may develop restaurants and bakeries that operate with similar concepts.

     The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, discretionary spending priorities, weather conditions, tourist travel, traffic patterns, and the type, number and location of competing restaurants. Changes in these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

LONG-TERM, NON-CANCELABLE LEASES; TERMINATION PROVISIONS

     The Company's current leases have annual base rents ranging from $60,000 to $336,000, are non-cancelable and typically have terms of 10 to 20 years. Leases entered into by the Company in the future will also be long-term and noncancelable. If a decision is made to close any restaurant or bakery, the Company may be committed to perform its obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. In 1993 and 1995, the Company recorded provisions of $2.3 million and $932,000, respectively, for liabilities associated with the closure of facilities subject to non-cancelable, long-term leases. The Company may incur liabilities of this nature in the future if a decision is made to close one or more restaurants or bakeries, and such liabilities, if incurred, could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Las Vegas restaurant lease contains provisions that allow the hotel landlord to terminate the Company's lease without compensation if, during any six-month period in which the hotel has achieved a specified occupancy rate, the restaurant's monthly gross sales average less than a specified minimum amount. To date, the Las Vegas restaurant's sales have been more than triple the specified minimum amount, although there can be no assurance that restaurant sales will continue to exceed the specified minimum. In addition, the lease contains provisions allowing the landlord to relocate the Company's restaurant to another site within the hotel possessing retail characteristics similar to the site currently occupied by the Company. The landlord may not use the site vacated for restaurant operations. Should the Company elect not to relocate the restaurant, the lease may be terminated by the Company and, in that event, the landlord is obligated to reimburse the Company for the unamortized cost of its improvements to the site and any of the Company's furniture, fixtures and equipment not removed by the Company. Such termination or relocation could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Properties."

GOVERNMENTAL REGULATION

     The Company's operations are subject to regulation by federal agencies and to licensing and regulation by state and local health, environmental, labor relations, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. The Company's activities are also subject to the federal Americans With Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. The Company is also subject to state "dram-shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Changes in any or all of these laws or regulations, such as government-imposed increases in minimum wages, paid leaves of absence or mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, could have a material adverse effect on the Company's business, financial condition and results of operations. Delays or failures in obtaining or maintaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new restaurants or could materially and adversely affect the operation of existing restaurants. In addition, there can be no assurance that the Company will be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective and timely basis in order to construct and develop restaurants and bakeries in the future. See "Business -- Governmental Regulation."

UNINSURED LOSSES

     The Company has comprehensive insurance, including general liability, fire and extended coverage. However, there are certain types of losses that may be uninsurable or that the Company believes are not economically insurable, such as earthquakes and other natural disasters. In view of the location of many of the Company's existing and planned restaurants in California, the Company's operations are particularly susceptible to damage and disruption caused by earthquakes. In the event of an earthquake or other natural disaster affecting the Company's geographic area of operations, the Company could suffer a loss of the capital invested in, as well as anticipated earnings from, the damaged or destroyed properties. In addition, the Company does not currently maintain any insurance coverage for employee-related litigation or the effects of adverse publicity, and such litigation or adverse publicity could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS AND MANAGEMENT

     Following the closing of this offering, the Company's directors, officers and their affiliates will beneficially own approximately 36.9% of the outstanding Common Stock (assuming exercise of vested stock options). As a result of such Common Stock ownership, the Company's directors, officers and their affiliates, if they voted together, would be able to exercise significant influence over the election of members of the Company's Board of Directors and other corporate actions requiring stockholder approval. See "Principal and Selling Stockholders."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops, that it will be maintained. The initial public offering price of the Common Stock will be established by negotiation among the Company, the Selling Stockholders and the Underwriters. See "Underwriting" for factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including general economic and market conditions. In addition, the stock market in recent years has experienced and continues to experience extreme price and volume fluctuations, which have affected the market price of the stock of many companies and which have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as a shortfall in sales or earnings compared to securities analysts' expectations, changes in analysts' recommendations or projections or general economic and market conditions, may adversely affect the market price of the Common Stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Board of Directors to issue up to 5 million shares of Preferred Stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Restated Certificate and By-laws, among other things, provide for a classified Board of Directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders, do not permit cumulative voting in the election of directors and require advance notice of stockholder proposals and director nominations. These and other provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, discourage a hostile bid or delay, prevent or deter a merger, acquisition or tender offer, in which the Company's stockholders could receive a premium for their shares, or a proxy contest for control of the Company or other change in the Company's management. See "Management" and "Description of Capital Stock."

ADDITIONAL SHARES ELIGIBLE FOR FUTURE SALE IN THE PUBLIC MARKET

     The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 5,582,891 shares of Common Stock, assuming no exercise of outstanding options and warrants.

     The 1,500,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,082,891 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. Of these Restricted Shares, 3,507,540 are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. In its sole discretion and at any time without notice, Montgomery Securities may release all or any portion of the shares subject to the lock-up agreements. All of the Restricted Shares subject to lock-up agreements will become available for sale in the public market immediately following expiration of the 180-day lock-up period, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act. An additional 416,095 Restricted Shares are subject to contractual restrictions with the Company similar to those contained in the lock-up agreements, of which 78,033 shares will become available for sale in the public market beginning 120 days after the date of this Prospectus and 338,062 shares will become available for sale beginning 180 days after the date of this Prospectus. In addition, beginning 90 days after the date of this Prospectus, 38,428 Restricted Shares not subject to lock-up agreements or contractual restrictions will become available for sale in the public market, subject to the volume and other limitations of Rule 144 or Rule 701. The remaining 120,828 Restricted Shares not subject to lock-up agreements or contractual restrictions will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act as of the date of this Prospectus. In addition, certain securityholders of the Company have the right to register shares of Common Stock for sale in the public market, and the Company intends to register shares of Common Stock authorized for issuance under the Company's equity incentive plans. See "Shares Eligible for Future Sale."

DILUTION

     The price to the public in this offering is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial dilution. See "Dilution."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be deemed to include the schedule of anticipated restaurant and wholesale bakery openings, the projected costs and sizes of future restaurants and bakeries, plans for future wholesale bakeries, the adequacy of certain reserves and the adequacy of anticipated sources of cash, including the proceeds from this offering, to fund the Company's future capital requirements through 1998. Words such as "believes," "anticipates," "expects," "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Actual results or events could differ materially from those anticipated in any forward-looking statements for a number of reasons, including the reasons discussed in other portions of this "Risk Factors" section and elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $9.75 per share are estimated to be approximately $8.2 million ($10.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." The Company expects to use the net proceeds of this offering for general corporate purposes, primarily to finance the development of additional restaurants. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Board of Directors intends to retain earnings to support operations and to finance expansion and does not intend to pay cash dividends on the Common Stock for the foreseeable future. In addition, certain financial covenants contained in the Company's bank line of credit restrict the Company's ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 29, 1997, (i) on an actual basis and (ii) as adjusted to give effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.75 per share and the application of the estimated net proceeds therefrom:

                                                                          JUNE 29, 1997
                                                                     -----------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                         (IN THOUSANDS)
    Long-term debt (excluding current portion).....................  $    --       $    --
    Stockholders' equity:
      Convertible Preferred Stock, no par value, 3,500,000 shares authorized, 2,308,196 shares outstanding; $.001 par value,
         5,000,000 shares authorized, no shares outstanding, as
         adjusted..................................................   16,885            --
      Common Stock, no par value, 15,000,000 shares authorized,
         1,669,985 shares outstanding; $.001 par value, 20,000,000, shares authorized, 5,582,891 shares outstanding, as
         adjusted(1)...............................................    8,228        33,330
    Accumulated deficit............................................     (624)         (624)
                                                                     -------       -------
              Total stockholders' equity...........................   24,489        32,706
                                                                     -------       -------
              Total capitalization.................................  $24,489       $32,706
                                                                     =======       =======

---------------
(1) Excludes, as of August 15, 1997, outstanding options to purchase 980,295 shares of Common Stock and outstanding warrants to purchase 32,487 shares of Common Stock. See "Management -- Employee Benefit Plans" and "Description of Capital Stock -- Warrants."

                                    DILUTION

     The net tangible book value of the Company at June 29, 1997 was approximately $24.5 million or $5.34 per share of Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 1,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.75 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 29, 1997 would have been $32.7 million, or $5.86 per share. This represents an immediate increase in net tangible book value of $0.52 per share to existing stockholders and an immediate dilution in net tangible book value of $3.89 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this per share dilution:

    Assumed initial public offering price..............................             $ 9.75
      Net tangible book value before offering..........................  $ 5.34
      Increase attributable to new investors...........................    0.52
                                                                         ------
    Pro forma net tangible book value after offering...................               5.86
                                                                                    ------
    Dilution to new investors..........................................             $ 3.89
                                                                                    ======

     The following table summarizes, on a pro forma basis as of June 29, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors (at an assumed initial public offering price of $9.75 per share for shares purchased in this offering):

                                       SHARES PURCHASED(1)        TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing stockholders(2)............  4,582,891       82.1%     $25,113,000       72.0%         $5.48
New investors(2)....................  1,000,000       17.9        9,750,000       28.0           9.75
                                      ---------      -----      -----------      -----
          Total.....................  5,582,891      100.0%     $34,863,000      100.0%
                                      =========      =====      ===========      =====

---------------
(1) The foregoing computations assume no exercise of outstanding stock options or warrants. As of August 15, 1997, options were outstanding to purchase 980,295 shares of Common Stock at a weighted average exercise price of $4.78 per share. At August 15, 1997, options to purchase 448,475 of such shares were exercisable. At the same date, warrants were outstanding to purchase 32,487 shares of Common Stock at an exercise price of $9.90 per share, all of which were exercisable. To the extent that outstanding options are exercised, there will be further dilution to new investors. See
    "Management -- Employee Benefit Plans" and "Description of Capital
    Stock -- Warrants."

(2) Sales by the Selling Stockholders in the offering will reduce the number of shares held by existing stockholders to 4,082,891 shares, or approximately 73.1% of the total shares of Common Stock outstanding as of June 29, 1997, and will increase the number of shares held by new investors to 1,500,000, or approximately 26.9%, of the total shares of Common Stock outstanding after the offering. See "Principal and Selling Stockholders."

                     SELECTED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE, OPERATING AND FOOTNOTE DATA)

     The statement of operations data for each of the years in the three-year period ended December 29, 1996 and the balance sheet data as of December 31, 1995 and December 29, 1996, have been derived from the audited financial statements of the Company included elsewhere in this Prospectus that have been audited by Deloitte & Touche LLP, independent auditors. The balance sheet data as of December 27, 1992, December 29, 1993 and December 25, 1994 and the statement of operations data for each of the years in the two-year period ended December 29, 1993 have been derived from the audited financial statements of the Company not included in this Prospectus. The statement of operations data for the six months ended June 30, 1996 and June 29, 1997 and the balance sheet data at June 29, 1997 have been derived from unaudited financial statements included elsewhere in this Prospectus, and the balance sheet data at June 30, 1996 have been derived from unaudited financial statements not included in this Prospectus. These unaudited financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the six months ended June 29, 1997 are not necessarily indicative of results to be expected for the full year. The data set forth below should be read in conjunction with the Financial Statements of Il Fornaio (America) Corporation, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                YEAR ENDED(1)                                  SIX MONTHS ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 27,   DECEMBER 29,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JUNE 30,   JUNE 29,
                                       1992           1993           1994           1995           1996         1996       1997
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Restaurants....................    $ 30,737       $ 42,402       $ 39,485       $ 43,647       $ 50,599     $ 24,733   $ 32,116
  Wholesale bakeries.............       4,049          4,328          4,951          5,181          6,016        2,891      3,150
  Retail bakeries................       3,727          4,866          5,208          5,312          4,137        2,600        311
                                       ------         ------         ------         ------         ------       ------     ------
        Total revenues...........      38,513         51,596         49,644         54,140         60,752       30,224     35,577
                                       ------         ------         ------         ------         ------       ------     ------
Costs and expenses:
  Cost of sales..................       9,320         12,097         11,300         12,772         14,792        7,273      8,350
  Operating expenses.............      23,121         32,258         29,290         31,036         35,152       17,569     20,703
  Depreciation and
    amortization.................       2,045          3,512          3,162          3,304          3,860        1,934      1,927
  General and administrative
    expenses.....................       3,311          4,060          3,592          4,083          4,724        2,323      2,956
  Provision for store
    closures(2)..................          --          2,339             --            932             --           --       (470)
                                       ------         ------         ------         ------         ------       ------     ------
        Total costs and
          expenses...............      37,797         54,266         47,344         52,127         58,528       29,099     33,466
                                       ------         ------         ------         ------         ------       ------     ------
Income (loss) from operations....         716         (2,670)         2,300          2,013          2,224        1,125      2,111
Interest (income) expense, net...          29            150             53            (59)          (127)         (44)      (109)
                                       ------         ------         ------         ------         ------       ------     ------
Income (loss) before provision
  (benefit) for income taxes.....         687         (2,820)         2,247          2,072          2,351        1,169      2,220
Provision (benefit) for income
  taxes(3).......................           6             70            332         (2,432)           898          476        915
                                       ------         ------         ------         ------         ------       ------     ------
Net income (loss)................    $    681       $ (2,890)      $  1,915       $  4,504       $  1,453     $    693   $  1,305
                                       ======         ======         ======         ======         ======       ======     ======
Net income (loss) per share
  (fully diluted)................    $   0.20       $  (0.67)      $   0.43       $   1.00       $   0.32     $   0.16   $   0.27
                                       ======         ======         ======         ======         ======       ======     ======
Weighted average common shares
  outstanding (fully diluted)....       3,424          4,344          4,477          4,499          4,839        4,809      5,037
OPERATING DATA:
Comparable restaurant sales
  increase (decrease)(4).........        1.5%           (4.8%)         (3.4%)         (1.7%)          4.8%         2.9%       6.1%
Restaurants open at end of
  period(5)......................           9              9              9             11             12           12         13
Wholesale bakeries open at end of
  period.........................           5              6              6              6              6            6          5
Retail bakeries open at end of
  period(6)......................           6              9              8              8              4            8         --
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital (deficit)........    $ (9,779)      $ (4,602)      $   (496)      $    807       $    158     $  1,791   $  1,116
Total assets.....................      29,623         29,723         30,164         34,194         34,855       34,540     37,180
Long-term debt (excluding current
  portion).......................          --             --            750            150             --           --         --
Stockholders' equity.............      10,076         14,717         16,678         21,283         22,936       21,947     24,489

---------------
(1) All years reported include 52 weeks, except the year ended December 31, 1995, which includes 53 weeks.

(2) Includes (i) a $2.3 million pre-tax charge recorded in 1993 associated with the Company's decision to dispose of its restaurant in Costa Mesa and a free-standing retail bakery in Los Angeles, (ii) a $932,000 pre-tax charge recorded in 1995 associated with the default by the buyer of the Company's Etrusca restaurant and (iii) a $470,000 pre-tax reversal of the 1993 reserve recorded in the first six months of 1997 associated with the disposition of the Company's Costa Mesa restaurant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

(3) Includes a tax benefit of $2.7 million in 1995 as a result of the recognition of deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(4) A new restaurant is included in the calculation of the change in comparable restaurant sales after the first full month following the eighteenth month of that restaurant's operation.

(5) During 1993, the Company opened two new restaurants and commenced the disposition of two existing restaurants that differed from the Il Fornaio restaurant concept. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

(6) Reflects the disposition of four of the Company's free-standing retail bakeries in the third quarter of 1996 and the disposition of the four remaining free-standing retail bakeries in the first quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Closure of Non-Core Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     As of June 29, 1997, the Company owned and operated 13 restaurants and five wholesale bakeries. Eleven of the restaurants and all of the wholesale bakeries are located in California. One restaurant is located in Portland and one restaurant is located in Las Vegas.

     In 1993, management analyzed the economics of each of the Company's business units and established criteria for future growth. Based on this analysis, management developed a strategic plan to focus the Company's operations on Il Fornaio restaurants and wholesale bakeries. The plan provided for the disposition of two restaurants that differed from the Il Fornaio restaurant concept. Management also concluded that, while the Company would continue to evaluate its existing free-standing retail bakeries, no additional free-standing retail bakeries would be developed. In 1995, Michael J. Hislop joined the Company as President and Chief Operating Officer and implemented a number of new strategic initiatives to accelerate Il Fornaio's restaurant growth and facilitate its expansion into new geographic markets. Management also took steps to develop the Company's infrastructure and to increase sales and guest visit frequency by emphasizing service and implementing new marketing and training programs. In addition, the decision was made to dispose of the Company's free-standing retail bakery operations. These initiatives contributed to comparable restaurant sales increases of 4.8% in 1996 and 6.1% for the first half of 1997. From 1995 through the first half of 1997, the Company opened four new full-service restaurants, two in California and one each in Portland and Las Vegas, as well as a large free-standing wholesale bakery in Burlingame, California.

     The Company's revenues consist of restaurant sales, wholesale bakery sales and free-standing retail bakery sales. For fiscal 1996, restaurant sales were approximately 83.3% of total revenues, and wholesale and free-standing retail bakery sales were 9.9% and 6.8% of total revenues, respectively. In July 1996, the Company disposed of its four Northern California free-standing retail bakeries and, in February 1997, sold the balance of its free-standing retail bakeries, all of which were located in Southern California.

     Comparable restaurant sales are calculated to include a new restaurant only after the first full month following the eighteenth month of its operation. Comparable restaurant revenues may fluctuate significantly as a result of a variety of factors. See "Risk Factors -- Fluctuations in Operating Results."

     Cost of sales is composed primarily of the cost of food and beverages. Operating expenses include payroll and fringe benefit costs, occupancy costs, marketing costs and other store-level costs. The majority of these costs are variable and are expected generally to increase with sales volume. Occupancy costs include both a fixed and percentage portion of rent. Depreciation and amortization includes the amortization of pre-opening costs associated with the opening of new locations. The Company capitalizes pre-opening expenses for each of its new units and amortizes such costs over the 12-month period following the opening of the unit. Pre-opening costs consist of direct costs related to hiring and training the initial workforce and certain other direct costs related to opening new restaurants. General and administrative expenses are composed of expenses associated with all corporate and administrative functions that support existing operations and provide an infrastructure to support future growth, including management and staff salaries, employee benefits, travel, information systems and training and market research. Certain expenses of recruiting and training unit management personnel are also included as general and administrative expenses.

     This Prospectus contains forward-looking statements that involve risks and uncertainties related to future events. Prospective investors are cautioned that actual events or results may differ materially from those discussed in the forward-looking statements. Factors that might cause actual events or results to differ materially from those indicated by such forward-looking statements may include the matters set forth herein, in "Risk Factors" and elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The operating results of the Company expressed as a percentage of total revenues were as follows:

                                                              YEAR ENDED                   SIX MONTHS ENDED
                                               ----------------------------------------  --------------------
                                               DECEMBER 25,  DECEMBER 31,  DECEMBER 29,  JUNE 30,   JUNE 29,
                                                   1994          1995          1996        1996       1997
                                               ------------  ------------  ------------  ---------  ---------
Revenues:
  Restaurants.................................      79.5%         80.6%         83.3%       81.8%      90.3%
  Wholesale bakeries..........................      10.0           9.6           9.9         9.6        8.9
  Retail bakeries.............................      10.5           9.8           6.8         8.6        0.8
                                                   -----         -----         -----       -----      -----
          Total revenues......................     100.0         100.0         100.0       100.0      100.0
                                                   -----         -----         -----       -----      -----
Costs and expenses:
  Cost of sales...............................      22.8          23.6          24.3        24.1       23.5
  Operating expenses..........................      59.0          57.3          57.9        58.1       58.2
  Depreciation and amortization...............       6.4           6.1           6.3         6.3        5.4
  General and administrative expenses.........       7.2           7.6           7.8         7.7        8.3
  Provision for store closures................       0.0           1.7           0.0          --       (1.3)
                                                   -----         -----         -----       -----      -----
          Total costs and expenses............      95.4          96.3          96.3        96.2       94.1
                                                   -----         -----         -----       -----      -----
Income from operations........................       4.6           3.7           3.7         3.8        5.9
Interest (income) expense, net................       0.1          (0.1)         (0.2)       (0.1)      (0.3)
                                                   -----         -----         -----       -----      -----
Income before provision (benefit) for income
  taxes.......................................       4.5           3.8           3.9         3.9        6.2
Provision (benefit) for income taxes..........       0.7          (4.5)          1.5         1.6        2.5
                                                   -----         -----         -----       -----      -----
Net income....................................       3.8%          8.3%          2.4%        2.3%       3.7%
                                                   =====         =====         =====       =====      =====

Six Months Ended June 29, 1997 Compared to Six Months Ended June 30, 1996

     Revenues increased by $5.3 million, or 17.7%, to $35.6 million in the six months ended June 29, 1997 from $30.2 million in the six months ended June 30, 1996. The increase primarily reflected sales of $6.0 million attributable to the opening of two new restaurants, including one that opened in January 1997, as well as a 6.1% increase in comparable restaurant sales and a 9.0% increase in comparable wholesale bakery sales. These factors more than offset the $2.3 million decrease in revenues attributable to the disposition of four free-standing retail bakeries in 1996 and the disposition of the four remaining free-standing retail bakeries in February 1997.

     Cost of sales decreased as a percentage of revenues to 23.5% in the six months ended June 29, 1997 from 24.1% in the six months ended June 30, 1996, primarily as a result of a menu price increase in December 1996 as well as improved purchasing capabilities and stable food and beverage prices during the 1997 period.

     Operating expenses as a percentage of revenues increased slightly to 58.2% in the six months ended June 29, 1997 from 58.1% in the six months ended June 30, 1996. Depreciation and amortization decreased as a percentage of revenues to 5.4% in the six months ended June 29, 1997 from 6.4% in the six months ended June 30, 1996, primarily reflecting increased revenues in the 1997 period.

     General and administrative expenses increased as a percentage of revenues to 8.3% in the six months ended June 29, 1997 from 7.7% in the six months ended June 30, 1996. This increase was primarily due to the accrual of higher performance-based management bonuses in the 1997 period and, to a lesser extent, market research costs.

     As a result of the disposition of the Costa Mesa restaurant, a $470,000 pre-tax reversal was recorded in the six months ended June 29, 1997 against the provision for store closures originally recorded in 1993. See "-- Closure of Non-Core Operations" below.

1996 Compared to 1995

     Revenues increased by $6.6 million, or 12.2%, to $60.8 million in 1996 from $54.1 million in 1995. The increase primarily reflected sales of $5.8 million attributable to the opening of three new restaurants, two of which opened in 1995 and one of which opened in 1996, as well as a 4.8% increase in comparable restaurant sales and an 18.4% increase in comparable wholesale bakery sales. These factors more than offset the decrease in revenues attributable to the disposition in 1996 of four free-standing retail bakeries and the inclusion of one additional accounting week in 1995 compared to 1996. The impact of menu price increases in 1996 was negligible.

     Cost of sales increased as a percentage of revenues to 24.3% in 1996 from 23.6% in 1995, primarily as a result of higher food costs that were not passed through in corresponding menu price adjustments until December 1996.

     Operating expenses increased as a percentage of revenues to 57.9% in 1996 from 57.3% in 1995, principally as a result of higher marketing costs associated with the Festa Regionale marketing program. Depreciation and amortization increased as a percentage of revenues to 6.3% in 1996 from 6.1% in 1995. This increase was primarily the result of an increase in pre-opening amortization related to the opening of two new restaurants (one of which opened in late
1995), offset in part by a decrease in depreciation as a percentage of revenues as a result of an increase in comparable store revenues.

     General and administrative expenses increased as a percentage of revenues to 7.8% in 1996 from 7.6% in 1995. This increase was largely due to the continued expansion of management infrastructure and training expenses, which commenced in mid-1995 to help implement the Company's growth strategy.

     In 1995, the Company recorded a $932,000 provision for the write-down of the fixed assets and rent liability for one restaurant that differed from the Il Fornaio restaurant concept. See "-- Closure of Non-Core Operations" below.

     The effective income tax rate for 1996 was 38.2%, which reflects the statutory rates, net of investment tax credits. In 1995, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), the Company recorded an income tax benefit of $2.7 million, reflecting the recognition of various deductible deferred assets, including prior years' net operating loss carryforwards, business tax credits and various temporary accounting differences.

1995 Compared to 1994

     Revenues increased by $4.5 million, or 9.1%, to $54.1 million during 1995 from $49.6 million in 1994. This increase primarily reflected sales of $4.4 million attributable to the opening of two new restaurants in 1995, as well as revenues of $762,000 attributable to the inclusion of one additional accounting week in 1995 compared to 1994. These increases more than offset the 1.7% decrease in comparable restaurant sales. There were no menu price increases in 1995.

     Cost of sales increased as a percentage of revenues to 23.6% in 1995 from 22.8% in 1994. This increase was principally a result of higher food costs associated with the initial year of the Festa Regionale marketing program and significant increases in coffee prices.

     Operating expenses declined as a percentage of revenues to 57.3% in 1995 from 59.0% in 1994, largely as a result of labor efficiencies and reductions in workers' compensation insurance expense. Depreciation and amortization decreased to 6.1% in 1995 from 6.4% in 1994, principally as a result of reduced amortization of pre-opening expenses due to the timing of opening of restaurants.

     General and administrative expenses increased as a percentage of revenues to 7.6% in 1995 from 7.2% in 1994. This increase reflected compensation expense associated with the addition of senior management and other key corporate positions, as well as expenses related to the improvement of management information systems, all of which were incurred to help implement the Company's growth strategy.

     In 1995, the Company recorded a $932,000 provision for the write-down of the fixed assets and rent liability for one restaurant that differed from the Il Fornaio restaurant concept.

     In 1995, the Company recorded an income tax benefit of $2.7 million, reflecting the recognition of various deductible deferred assets, including prior years' net operating loss carryforwards, business tax credits and various temporary accounting differences.

Quarterly Results

     The following tables set forth certain unaudited quarterly information for 1995 and 1996 and for the first half of 1997. This quarterly information has been prepared on a consistent basis with the audited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The Company's quarterly operating results may fluctuate significantly as a result of a variety of factors, and operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors -- Fluctuations in Operating Results."

                                                                                                              SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31, 1995            YEAR ENDED DECEMBER 29, 1996          JUNE 29, 1997
                              -------------------------------------   -------------------------------------   -----------------
                               FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                              QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                       (IN THOUSANDS)
Revenues....................  $11,926   $13,790   $13,254   $15,170   $14,214   $16,010   $15,172   $15,356   $17,682   $17,895
Costs and expenses:
  Cost of sales.............   2,760     3,222     3,123     3,667     3,426     3,847     3,735     3,784     4,168     4,182
  Operating expenses........   7,009     7,825     7,674     8,528     8,451     9,118     8,748     8,835    10,245    10,458
  Depreciation and
    amortization............     726       832       855       891       917     1,017       995       931       992       935
  General and administrative
    expenses................     885       979       968     1,251     1,125     1,198     1,203     1,198     1,425     1,531
  Provision for store
    closures................      --        --        --       932        --        --        --        --        --      (470)
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
        Total costs and
          expenses..........  11,380    12,858    12,620    15,269    13,919    15,180    14,681    14,748    16,830    16,636
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) from
  operations................     546       932       634       (99)      295       830       491       608       852     1,259
Interest (income) expense,
  net.......................       3        (9)      (14)      (39)      (27)      (17)      (43)      (40)      (50)      (59)
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  provision (benefit) for
  income taxes..............     543       941       648       (60)      322       847       534       648       902     1,318
Provision (benefit) for
  income taxes..............     109       185       266    (2,992)      132       344       222       200       375       540
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income..................  $  434    $  756    $  382    $2,932    $  190    $  503    $  312    $  448    $  527    $  778
                              =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

CLOSURE OF NON-CORE OPERATIONS

     As a result of a strategic review conducted in 1993, the Company decided to dispose of a free-standing retail bakery located in Los Angeles and restaurants located in San Francisco and Costa Mesa, California that differed from the Il Fornaio restaurant concept. In 1993, in connection with the proposed disposition of the Los Angeles retail bakery and Costa Mesa restaurant, the Company recorded a $2.3 million provision to cover anticipated write-offs and other expenses associated with these dispositions. Thereafter, the Company actively sought to dispose of both of these operations. The results of operations of these two units have not been included in the Company's statement of operations subsequent to the end of 1993 as the effect on total revenues, total costs and expenses and net income (loss) was immaterial for all periods presented. The Company disposed of the Los Angeles retail bakery in January 1995. In June 1997, the Company disposed of the Costa Mesa restaurant and recorded a $470,000 pre-tax reversal of the 1993 reserve.

     In 1993, the net assets of the remaining restaurant designated for disposition, the Etrusca restaurant located in San Francisco, were sold for cash and a promissory note secured by the assets sold. In 1995, following a default by the buyer, the Company reclaimed the remaining assets and once again became primarily obligated on the lease. In connection therewith, the Company recorded a provision of $932,000 to write off the remaining balance of the assets and recognize the expenses incurred in connection with the redisposition of this facility in the second quarter of 1997.

     In July 1996, the Company disposed of its four Northern California free-standing retail bakeries and, in February 1997, sold the four remaining free-standing retail bakeries, all of which were located in Southern California.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its capital requirements over the past three and one-half years with cash flow from operations. The Company's cash flow from operations was $5.0 million, $4.8 million, $4.9 million and $4.1 million for 1994, 1995, 1996 and the six months ended June 29, 1997, respectively. The Company also has a credit agreement which provides for a $3.0 million line of credit. The Company had no borrowings outstanding under the credit line during these periods.

     Net cash used in financing activities in 1994, 1995 and 1996 was $1.3 million, $702,000 and $400,000, respectively. Net cash provided by financing activities was $98,000 in the six months ended June 29, 1997. In all of these periods, cash used in financing activities related primarily to repayment of a term loan held by a commercial bank. This loan, which had a balance of $150,000 as of December 29, 1996, was repaid in full as of March 1, 1997.

     Capital expenditures were $971,000, $4.8 million, $5.8 million and $3.0 million for 1994, 1995, 1996 and the six months ended June 29, 1997, respectively. To date in 1997, the Company has opened one restaurant and one wholesale bakery and has completed a major renovation of one of its existing restaurants. The Company intends to open one additional restaurant in 1997. Total capital expenditures are expected to be approximately $6.0 million in 1997. The Company currently plans to open three restaurants in 1998. The Company expects that its planned future restaurants will require, on average, a total investment by the Company per restaurant, net of anticipated landlord contributions, of approximately $1.7 million, with additional average pre-opening costs per restaurant of approximately $200,000.

     The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including the pace of expansion, the size of restaurants developed and the nature of the arrangements negotiated with landlords. Although no assurance can be given, the Company believes that anticipated cash flow from operations, borrowings under the credit agreement and proceeds from this offering will be sufficient to fund its capital requirements, including planned expansion and ongoing maintenance and renovation of existing restaurants, at least through 1998. In the event that additional capital is required, the Company may seek to raise that capital through public or private equity or debt financings. Future capital funding transactions may result in dilution to purchasers in this offering. There can be no assurance that such capital will be available on favorable terms, if at all.

INFLATION

     The primary inflationary factors affecting the Company's operations are food and labor costs. A large number of the Company's restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect the Company's labor costs. Minimum wage increases in 1996 led the Company to introduce its first menu price increase in three years. To date, inflation has not had a material impact on the Company's results of operations. See "Risk Factors -- Changes in Food and Labor Costs."

                                    BUSINESS

     Il Fornaio owns and operates 13 full-service, white tablecloth Italian restaurants serving creatively prepared, premium quality Italian cuisine based on authentic regional recipes. The Company's restaurants offer an extensive menu, featuring house-made and imported pasta, poultry and game roasted over a wood-fired rotisserie, meat and fresh fish from a charcoal grill, pizza from a wood-burning oven, soups, salads and desserts. Il Fornaio's menu is distinguished by fresh, hand-made breads, pastries and other baked goods that are produced in the Company's restaurants and five wholesale bakeries. Il Fornaio's wholesale bakeries also sell baked goods to quality grocery stores, specialty retailers, hotels and other fine restaurants. In addition, the Company operates a retail market in each restaurant, which sells baked goods, prepared foods and a variety of Il Fornaio-brand products, allowing guests to recreate the Il Fornaio dining experience at home.

BACKGROUND

     Il Fornaio, which means "the baker" in Italian, can trace its roots to a bakers' school founded outside of Milan, Italy in the early 1970s by Carlo Veggetti. In order to preserve the disappearing craft of Italian artisan baking, Mr. Veggetti and his family gathered centuries-old recipes from every region in Italy. The Il Fornaio baking school taught bakers these traditional recipes and methods and provided them with the materials necessary to open their own bakeries under the Il Fornaio name. Today, there are numerous Il Fornaio bakeries located throughout Italy.

     The Il Fornaio bakery concept was brought to the United States in 1980 when the Company acquired the exclusive rights in the United States to the Il Fornaio trademark, as well as to certain recipes which continue to be central to the Il Fornaio restaurant and bakery concept. The Company has no other formal affiliation with Il Fornaio in Italy, although it has discussions from time to time with the Veggetti family regarding baking techniques and equipment and the potential hiring of employees from Italy. In addition, Mr. Veggetti holds approximately 2% of the Company's outstanding equity. From 1980 to 1986, the Company opened a number of Il Fornaio free-standing retail and wholesale bakeries in California.

     In 1987, Laurence B. Mindel joined Il Fornaio as Chairman, Chief Executive Officer and President. In 1970, Mr. Mindel co-founded Spectrum Foods, which created and operated innovative and successful restaurants throughout California, including Chianti, MacArthur Park, Harry's Bar and American Grill, Ciao, Prego and Guaymas, all of which remain in operation today. Upon the acquisition of Spectrum Foods by Saga Corporation in 1984, Mr. Mindel became the President of Saga Corporation's Restaurant Group, which included Stuart Anderson's Black Angus, Velvet Turtle, Spoons, Hotel Food Services and the newly acquired Spectrum Foods restaurants.

     Mr. Mindel reorganized the Company and developed a new business strategy which, in addition to the Company's free-standing retail bakeries, focused on the development of full-service restaurants that showcased the baked goods produced by the Company's bakeries and offered a varied menu of premium quality Italian food and beverages. This strategy was predicated on the development of an Il Fornaio brand based on Il Fornaio's authentic Italian heritage. The Company decided to incorporate a retail market into the design of each location to allow guests to purchase the Company's baked goods, prepared foods and other branded products for consumption at home. In 1987, the Company opened its first full-service restaurant in Corte Madera, California and, through the end of 1992, had expanded to include nine full-service restaurants in California.

     In 1993, management analyzed the economics of each of the Company's business units and established criteria for future growth. Based on this analysis, management developed a strategic plan to focus the Company's operations on Il Fornaio restaurants and wholesale bakeries. The plan provided for the disposition of two restaurants that differed from the Il Fornaio restaurant concept. Management also concluded that, while the Company would continue to evaluate its existing free-standing retail bakeries, no additional free-standing retail bakeries would be developed.

     In 1995, Michael J. Hislop joined the Company as President and Chief Operating Officer. From 1991 to 1995, Mr. Hislop had served as the Chairman and Chief Executive Officer of Chevy's Mexican Restaurants, guiding Chevy's expansion from 17 to 33 units prior to the sale of Chevy's to PepsiCo in 1993. Mr. Hislop continued to expand Chevy's as part of PepsiCo's full-service restaurant division, entering new geographic markets and increasing the number of restaurants to 63, prior to joining Il Fornaio in July 1995.

     In 1995, Mr. Hislop implemented a number of new strategic initiatives to accelerate Il Fornaio's restaurant growth and facilitate its expansion into new geographic markets. Mr. Hislop also took steps to develop the Company's infrastructure and to focus on increasing sales and guest visit frequency by emphasizing service and implementing new marketing and training programs. In addition, the decision was made to dispose of the Company's free-standing retail bakery operations. These initiatives contributed to comparable restaurant sales increases of 4.8% in 1996 and 6.1% for the first half of 1997. From 1995 through the first half of 1997, the Company opened four new full-service restaurants, two in California and one each in Portland and Las Vegas, as well as a large free-standing wholesale bakery in Burlingame, California.

IL FORNAIO CONCEPT AND STRATEGY

     The Company's objectives are to develop and operate full-service restaurants and bakeries that offer guests the most authentic Italian dining experience available outside of Italy and to establish a brand identity that provides a competitive advantage in every market in which the Company operates. To achieve these objectives, the Company has developed the following concept and strategy:

     Offer Premium Quality, Authentic Regional Italian Cuisine. Il Fornaio seeks to differentiate its restaurants from other restaurants in the Italian food segment by offering creatively prepared, premium quality Italian cuisine based on authentic regional recipes. The core menu served at both lunch and dinner features a variety of dishes, including house-made and imported pasta, poultry and game roasted over a wood-fired rotisserie, meat and fresh fish from a charcoal grill, pizza from a wood-burning oven, soups, salads and desserts. Native-born Italian chefs develop all of the core menu items, which vary depending on the seasonal availability of raw ingredients. The Company's chefs also develop special menus each month based on the local cuisine and culinary style of one of Italy's 20 geographic regions as part of the Company's Festa Regionale marketing program. Hand-made, preservative-free Il Fornaio baked goods, based on centuries-old regional Italian recipes, are provided by Il Fornaio's bakeries for use in a variety of menu items. Fresh breads and rolls are served with each meal, providing an authentic and high quality complement to the menus. Il Fornaio's restaurants have received numerous awards and commendations, including "Best Italian Restaurant" in the San Francisco Bay Area and "Best Restaurant in Santa Clara County" as selected by readers of a San Francisco-based magazine.

     Build Brand Awareness. The Company believes that its restaurants, wholesale bakeries and retail markets work together to reinforce its image as a provider of premium quality, authentic Italian food, enhance Il Fornaio's brand image and reputation and attract guests over a wide variety of occasions for dining out or dining in. The Company's wholesale bakeries supply the same fresh, award-winning breads and other baked goods served at the Company's restaurants to quality grocery stores, specialty retailers, hotels and other fine restaurants as well as to retail markets within Il Fornaio restaurants. The restaurants' retail markets offer prepared foods and Il Fornaio brand items, including fresh baked goods, oakwood-roasted coffee, pasta, risotto, extra virgin olive oil and balsamic vinegar imported from Modena, Italy, enabling guests to recreate the Il Fornaio dining experience at home. The retail markets also offer an Il Fornaio-brand Chianti Classico from a Tuscan vineyard that was originally planted in the 11th century and is designated for Il Fornaio's exclusive use. The Company has implemented a number of marketing initiatives designed to build brand awareness, including monthly mailings of its Festa Regionale menus, food and wine tastings, baking classes, Italian culture seminars and the Passaporto program, which rewards frequent guests with complimentary menu items and commemorative plates.

     Create a Distinctive Authentic Italian Atmosphere. The Company seeks to create a distinctive authentic Italian atmosphere with restaurant designs that are unique to each location. The restaurants' sophisticated, yet informal and friendly atmosphere is intended to be suitable for a variety of meal occasions. Exhibition kitchens with wood-fired rotisseries, charcoal grills and wood-burning pizza ovens are in full display of the guests and create appealing cooking aromas that reinforce the guests' perceptions of quality, freshness and authenticity.

Retail markets located at the entrance to each restaurant are designed to provide an inviting initial impression as well as to enhance the perception of an authentic Italian dining experience through the prominent display of Il Fornaio's Italian food. Design elements, which may include terracotta or European slate floors, marble bars, mahogany trim, outdoor piazzas, hand-painted ceilings and fine art, are selected to evoke the charm and elegance of a memorable dining experience in Italy. Il Fornaio's Sacramento restaurant was awarded the grand prize for best new restaurant design worldwide by a national hospitality design magazine.

     Focus on Five Star Service. The Company believes that its emphasis on service through the implementation of its Five Star Service Program has been an important factor in its success. The Company's Five Star Service Program, designed by the Company's employees, defines Il Fornaio's high standards for food quality, service and cleanliness. The Company has invested significant resources in the training of its service personnel and staffs each restaurant with an experienced management team to ensure attentive guest service and consistent food quality. Through employee and guest questionnaires, the Company receives valuable feedback and implements measures designed to reinforce its commitment to outstanding service and guest satisfaction. Results of the Five Star Service Program are considered in the evaluation and advancement of restaurant management.

     Foster a Strong Corporate Culture. The Company believes that qualified employees are critical to its success. The Company believes that, by providing extensive training, attractive compensation and significant opportunities for employee feedback and advancement, it fosters a strong corporate culture that helps to attract and retain highly qualified employees. In 1995, the Company instituted a Partnership Program, which provides equity participation to chefs and restaurant managers. The Company also provides medical, dental and other benefits to hourly employees and believes that the availability of these benefits contributes to an employee turnover rate that is below the industry average.

     Provide an Attractive Price-Value Relationship. The Company believes that its restaurants provide guests with excellent value by offering high quality authentic Italian food, a distinctive atmosphere and superior service, all for an average check per guest in 1996 of $20.93 (including alcohol). As a result, the Company's restaurants attract a broad variety of guests who desire a more authentic Italian experience than may be available from other restaurants in the Italian food segment, without a substantially higher cost.

UNIT ECONOMICS

     For 1996, the Company's 10 restaurants that qualified as comparable restaurants had average revenues of approximately $4.5 million, average operating income of approximately $708,000, or 15.9% of restaurant sales, and average cash flow of approximately $884,000, or 19.9% of restaurant sales. Cash flow represents operating income before depreciation and amortization. The Company's restaurants range in size from 5,000 square feet to 10,900 square feet. Since 1991, the Company's total investment per restaurant, net of landlord contributions, has averaged approximately $1.7 million, with additional average pre-opening costs per restaurant of approximately $200,000. The Company expects that its planned future restaurants will generally range in size from 7,000 to 10,000 square feet and that its total investment and pre-opening costs per restaurant will be similar to these historical averages.

LOCATIONS

     Il Fornaio owns and operates 13 full-service, white tablecloth Italian restaurants and five wholesale bakeries. Four of these wholesale bakeries are located adjacent to certain of the Company's restaurants and provide fresh breads, pastries and other baked goods to the restaurants, as well as to a variety of quality grocery stores, specialty retailers, hotels and other fine restaurants. All restaurants and wholesale accounts in the San Francisco Bay Area are supplied by the Company's recently opened 12,000-square foot wholesale bakery located in Burlingame, California. Restaurants that cannot be supplied by one of the Company's wholesale bakeries are designed with an in-house bakery. All of the restaurants feature a retail market.

     The following table provides information about the Company's current and planned operations.

CURRENT OPERATIONS

                                                  YEAR                SIZE                NUMBER OF
                  LOCATION                       OPENED             (SQ. FT.)             SEATS(1)
---------------------------------------------    ------             ---------             ---------
Restaurants
  Corte Madera, CA...........................     1987                 5,600                 104
  San Francisco, CA..........................     1988                 7,800                 148
  Del Mar, CA................................     1989                 5,700                 110
  Palo Alto, CA..............................     1989                 7,300                 136
  Irvine, CA.................................     1991                 9,600                 220
  Beverly Hills, CA..........................     1992                 5,000                  76
  San Jose, CA...............................     1992                 8,000                 171
  Pasadena, CA...............................     1993                 8,000                 152
  Sacramento, CA.............................     1993                 7,900                 158
  Burlingame, CA.............................     1995                 9,200                 185
  Carmel, CA.................................     1995                 7,500                 120
  Portland, OR...............................     1996                 7,300                 170
  Las Vegas, NV..............................     1997                10,900                 218

Wholesale Bakeries
  Beverly Hills, CA..........................     1983                 1,500                  --
  Irvine, CA.................................     1991                 3,400                  --
  Pasadena, CA...............................     1993                 3,400                  --
  Sacramento, CA.............................     1993                 2,500                  --
  Burlingame, CA(2)..........................     1997                12,000                  --

PLANNED RESTAURANTS (3)

                                                             SCHEDULED                    SIZE
                      LOCATION                                OPENING                   (SQ. FT.)
----------------------------------------------------    -------------------             ---------
Denver, CO..........................................    Fourth Quarter 1997                9,200
Santa Monica, CA....................................           1998                        7,500
Seattle, WA.........................................           1998                       13,200
Walnut Creek, CA....................................           1998                        7,500

---------------

(1) Excludes patio seating.

(2) In connection with opening the Burlingame wholesale bakery, the Company closed its wholesale bakeries in San Francisco and Palo Alto.

(3) Leases have been signed for each identified location except the Walnut Creek location, for which a letter of intent has been signed.

EXPANSION STRATEGY AND SITE SELECTION

     The Company intends to continue to expand its operations by addressing both existing and new geographic markets. The Company plans to open one additional restaurant in 1997 to be located in Denver, and construction has commenced at this site. The Company currently plans to open three new restaurants in 1998, including restaurants in Santa Monica and Seattle, for which leases have been signed, and in Walnut Creek, for which a letter of intent has been signed.

     The Company believes that the location of each restaurant is critical to its long-term success and devotes significant effort to finding appropriate sites. The Company's site selection strategy is to locate restaurants in affluent urban and suburban areas, often located near or on main traffic routes. The Company takes into account a variety of local factors, including demand and consumer preferences, competition, availability of suitable locations and personnel, local demographics and household income levels, as well as specific site characteristics, such as visibility, accessibility and traffic volume. Senior management selects each restaurant site. The flexibility of the Il Fornaio concept enables the Company to develop successful restaurants in a variety of locations, including residential neighborhoods, shopping centers, office buildings and hotels.

     The Company expects that its planned future restaurants will generally range in size from 7,000 to 10,000 square feet and will require, on average, a total investment by the Company per restaurant, net of anticipated landlord contributions, of approximately $1.7 million, with additional average pre-opening costs per restaurant of approximately $200,000.

     The Company's success in implementing its expansion plans will depend, in each case, on the Company's ability to effectively address a number of risks. There can be no assurance that the Company will be able to open all of its new operations on a timely basis, if at all, or, if opened, that those operations will be operated profitably. See "Risk Factors."

MENU

     The Company's restaurants feature creatively prepared, premium quality Italian food based on authentic regional recipes. All recipes are created by native-born Italian chefs. As guests are seated, Il Fornaio breads and rolls are placed on the table and served with Il Fornaio olive oil. Guests may then select from a menu featuring a variety of dishes, including house-made and imported pasta, poultry and game roasted over a wood-fired rotisserie, meat and fresh fish from a charcoal grill, pizza from a wood-burning oven, soups, salads and desserts. The core menu includes several flavorful low-salt and low-fat selections oriented toward health-or diet-conscious guests. The restaurants also offer Italian appetizers, creative desserts prepared on site, full liquor service and an award-winning, extensive wine list emphasizing Italian and California varietals. The wine list includes an Il Fornaio-brand Chianti Classico from a Tuscan vineyard that was originally planted in the 11th century and is designated for Il Fornaio's exclusive use. The core menu is virtually identical at most of Il Fornaio's restaurants. A daily insert, which varies by restaurant, lists specials developed by chefs at each restaurant, featuring creative dishes inspired by seasonal availability of fresh local produce, fish, meats and game. Il Fornaio's restaurants have received numerous awards and commendations, including "Best Italian Restaurant" in the San Francisco Bay Area and "Best Restaurant in Santa Clara County" as selected by readers of a San Francisco-based magazine.

     In addition, for two weeks of every month, the restaurants feature the Festa Regionale, innovative menus developed, on a rotating basis, by one of Il Fornaio's Chef-Partners, based on authentic recipes of one of Italy's 20 geographic regions. Each menu is intended to capture both the unique flavors and culinary style that characterize that region's local cuisine and includes menu items based on produce, cheese, meat, poultry and seafood indigenous to the region. Selected wines of the region are also offered to complement menu items. The most popular menu items developed as part of Festa Regionale are frequently added to the core menu. During 1996, revenues from the Festa Regionale menu accounted for, on average, approximately 25% of total dinner sales (including wine) during the periods in which the Festa Regionale menu was offered.

     Il Fornaio's bakeries supply the restaurants with over 30 varieties of breads and rolls, based on centuries-old, regional Italian recipes. Breads include ciabatta (a long, flat loaf with a porous interior and crunchy crust), panmarino (a dome-shaped loaf infused with rosemary and sprinkled with coarse sea salt), filone (a classic Italian white bread with a light crust and soft interior), pagnotta (a round, rustic loaf with a soft interior), pane all'uva (a rich, moist bread filled with golden raisins), pane alle olive (a soft-textured bread studded with green olives), and foccacia (a flat bread brushed with olive oil and finished with a variety of fresh toppings). Pastries include cornetti (croissants) and cannelle (cinnamon twists). The Company's authentic Italian artisan breads have received numerous awards and commendations.

     The Company's average check per guest in 1996 at its restaurants, including alcoholic beverages, was $20.93. Five of the restaurants also offer breakfast service which, during 1996, accounted for approximately 3% of restaurant revenues. During the same period, wine sales represented approximately 18% of restaurant revenues, while other alcoholic beverages accounted for approximately 6% of restaurant revenues.

     Take-out prepared food and retail brand items accounted for approximately 10% of restaurant revenues in 1996. The restaurants' retail markets enable guests to recreate the Il Fornaio dining experience at home by offering prepared foods, including assorted cold pasta and risotto salads, Il Fornaio breads, green salads, whole roasted chickens, stuffed artichokes, individual pizzette and assorted Italian sandwiches, as well as Il Fornaio brand retail items, including oakwood-roasted coffee, pasta, risotto, extra virgin olive oil, balsamic vinegar imported from Modena, Italy, and Chianti Classico.

DECOR AND ATMOSPHERE

     The Company seeks to create a distinctive, authentic Italian atmosphere with restaurant designs that are unique to each location. The restaurants' sophisticated, yet informal and friendly atmosphere is intended to be suitable for a variety of meal occasions. Exhibition kitchens with wood-fired rotisseries, charcoal grills and wood-burning pizza ovens in full display of the guests create appealing cooking aromas that reinforce the guests' perceptions of quality, freshness and authenticity. Retail markets located at the entrance to each restaurant are designed to provide an inviting initial impression as well as to enhance the perception of an authentic Italian dining experience through the prominent display of Il Fornaio's Italian food. Design elements, which may include terracotta or European slate floors, marble bars, mahogany trim, hand-painted ceilings and fine art, are selected to evoke the charm and elegance of a memorable dining experience in Italy. The tables are a mix of booths and free-standing tables with chairs. White tablecloths and Italian flatware dress the tables. Service is intended to be professional and friendly but not intrusive. In addition to table service, food is available at an indoor or outdoor liquor/coffee bar, as well as at counter seats overlooking the large pizza oven and open kitchen. The restaurants range in size from approximately 5,000 to 10,900 square feet with indoor seating ranging from 76 to 220 guests. Outdoor piazzas provide additional seating during warmer weather. Il Fornaio's Sacramento restaurant was awarded the grand prize for best new restaurant design worldwide by a national hospitality design magazine.

OPERATIONS

     The Company seeks to create a fine dining experience through the careful selection, training and supervision of personnel. The staff of a typical restaurant consists of a Managing Partner, two or three managers, a Chef-Partner, two or three sous chefs and approximately 65 to 125 hourly employees, many of whom work part-time. The Managing Partner of each restaurant is responsible for the day-to-day operation of that restaurant, including hiring, training and development of personnel, as well as operating results. The Chef-Partner is responsible for product quality, food costs and kitchen labor costs. The Company requires its Managing Partners and Chef-Partners to have significant experience in the full-service restaurant industry.

     Comprehensive management manuals exist to ensure consistency in all facets of restaurant operations, including food, service, safety and accounting. Working in concert with Managing Partners and Chef-Partners, the Company's senior management defines operations and performance objectives for each restaurant and monitors implementation. The Company maintains quality and consistency in its restaurants through its Five Star Service Program, which establishes standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. A restaurant survey firm regularly visits the Company's restaurants and reports to senior management on the effectiveness of the Five Star Service Program. In addition to the Five Star Service Program, the Company's senior management regularly visit each restaurant and bakery to ensure adherence to the Company's concept, strategy and standards of quality in all aspects of restaurant operations. Senior management also meets once a month with Managing Partners and Chef-Partners to discuss operational, marketing and financial issues and to review the Five Star Service Program.

     The Company has implemented a comprehensive compensation and benefits package in order to attract and retain highly qualified personnel. The Company has a Partnership Program, which provides equity participation for Managing Partners and Chef-Partners in the form of stock options, to encourage commitment to the long-term success of the restaurants and the Company. The Company believes that this equity participation differentiates the compensation package from that of many of its competitors. The Company's bonus program is designed to reward the restaurant management team for achievement of superior operating results, and all members of management at the restaurant level are eligible to participate. The bonus may provide a large percentage of management's total compensation.

     The Company has a comprehensive four-to-six week training program which all operating management personnel are required to complete. The program emphasizes the Company's operating strategy, philosophy, procedures and standards. The training encompasses all aspects of both restaurant and kitchen management. As part of the training program, a series of written tests is administered to evaluate the trainee's progress. The trainee must achieve a certain score to progress to the next section of the program. This training program is administered by the Company's Director of Training in conjunction with the Vice President of Operations and Executive Chef. The Managing Partners and Chef-Partners are responsible for selecting and training employees for each restaurant. The training period for new hourly employees lasts approximately one to two weeks and utilizes training manuals and seminars developed by the Company's training department. To foster a strong corporate culture and encourage employee commitment and enthusiasm, management regularly solicits employee suggestions concerning Company operations through extensive employee feedback surveys.

WHOLESALE BAKERIES

     The Company currently has five wholesale bakeries, four of which range in size from 1,500 to 3,400 square feet and are located adjacent to certain of the Company's restaurants. Bakery products are sold to quality grocery stores, specialty retailers, hotels and other fine restaurants, in addition to the Company's own restaurants. During 1996, the Company's wholesale bakeries accounted for approximately 10% of gross revenues.

     In March 1997, the Company commenced operation of a free-standing 12,000-square foot wholesale bakery, located in Burlingame, California. This facility provides freshly baked goods to all restaurants and wholesale customers throughout the San Francisco Bay Area. This bakery is designed to provide efficiencies in production (both labor and ingredients) and distribution, as well as the capacity to substantially grow this part of Il Fornaio's business. This facility permits the Company to employ improved processes, which enhance quality and consistency, while maintaining the Il Fornaio commitment to preservative-free, hand-made authentic Italian breads. The Company's total investment, net of landlord contributions, to construct this bakery, including leasehold improvements, machinery and equipment, was approximately $800,000.

     The Company's bakeries produce over 30 varieties of breads and rolls based on regional Italian recipes, as well as a wide assortment of Italian cookies, cakes and pastries. Recipes are standardized to ensure consistency. The Company's bread doughs, based on centuries-old recipes, are mixed and then fermented for up to 20 hours to increase flavor. Each loaf is hand-formed, proofed, and baked in European deck ovens that eject steam around the bread at timed intervals. The Company believes that these processes contribute to a characteristically irregular-shaped and crusty bread. Bakers create a wide variety of breads by varying proportions of ingredients, length and number of risings, temperature of the oven and size and shape of the loaves. Some recipes include fresh aromatic herbs and spices, such as rosemary or fennel, or other ingredients, such as parmesan cheese, raisins, nuts and sesame seeds. To maintain the high quality of its bakery products, the Company maintains strict criteria for ingredients.

     The management staff of a typical wholesale bakery consists of a production manager, an assistant production manager and a business manager. A wholesale bakery employs 10 to 45 hourly employees, depending on the bakery's size. The production manager carries responsibility for day-to-day results of the wholesale bakery. Each production manager is required to have significant bread baking experience in addition to other general baking and management skills. Both the production manager and the assistant production manager are also trained in the Company's systems, recipes and procedures. The business manager is responsible for all accounting, including the preparation of sales reports, which are electronically transmitted to the corporate office on a daily basis. The business manager is also responsible for customer service and distribution. Monthly financial statements are prepared by the corporate office and reviewed with the wholesale bakery management team by senior management. The Director of Wholesale Bakeries spends significant time at each wholesale bakery, monitoring compliance with recipes and procedures.

     The Company maintains a fleet of vehicles for distribution of its products to wholesale customers and Company locations. A majority of the products are packed and delivered in the early morning to ensure timely delivery, and a second delivery is normally scheduled for Company locations to provide fresh-baked products for late afternoon and evening sale and consumption. Restaurants that cannot be supplied by one of the Company's wholesale bakeries are designed with in-house bakeries.

MARKETING

     The Company believes that providing an authentic Italian dining experience by offering quality food and bakery products, distinctive decor, Five Star Service and an attractive price-value relationship is the most effective approach to attracting new and repeat guests. Accordingly, Il Fornaio has relied primarily on reputation, local reviews and awards, and word of mouth to promote its restaurants and bakeries in each community in which it operates. The Company has also implemented a program of marketing and public relations activities designed to create awareness of the Il Fornaio name, encourage guests to associate that name with authentic, high-quality Italian food and increase the frequency of return visits to Il Fornaio.

     To encourage repeat patronage, the Company has developed the Festa Regionale program. As part of this program, innovative menus are developed monthly by Chef-Partners, on a rotating basis, based on authentic recipes from one of Italy's 20 geographic regions. Menu items are accompanied by selected wines from the region and a regional bread is provided by the Company's bakeries. Mailers describing each month's Festa Regionale offerings are sent monthly to over 100,000 households identified by the Company through customer mailing lists or geographic proximity to an Il Fornaio restaurant. The Passaporto program also encourages frequent dining at the Company's restaurants by rewarding those who participate in each month of the six-month program with a commemorative plate. In addition, guests may receive a complimentary item, such as a loaf of Il Fornaio bread or a glass of wine, from the regional menu.

     The Company has developed a program that focuses marketing efforts on each restaurant's immediate neighborhood. Under this program, each restaurant is responsible for the execution of an annual Neighborhood Marketing Plan, which includes initiatives to build awareness, sales and frequency from the immediate trade area, typically defined as a one-mile radius around that location. These initiatives include both on-site and off-site activities, such as large party, special event and meeting planning, bread and baked goods classes, Italian culture seminars, food and wine tastings, anniversary parties, community group fund-raisers as well as programs designed to encourage concierges from local hotels and office buildings to recommend Il Fornaio to their clients. Restaurant management, in conjunction with the Director of Neighborhood Marketing, develops a calendar of events based on quarterly and annual sales objectives. Each location is provided with a comprehensive Neighborhood Marketing Resource Guide and Neighborhood Marketing Calendar designed to assist management and staff with event planning, sales building strategies and guest communication guidance. These programs and initiatives are specifically tailored to the food service needs of the current and potential guests that are employed or reside in the immediate trade areas. Other public relations activities include special events, such as chef demonstrations at local stores, charitable donations and participation in community activities, such as fundraisers for schools, hospitals and other non-profit organizations.

MANAGEMENT INFORMATION SYSTEMS

     The Company has developed and recently implemented an integrated management information system that is utilized in all of its restaurants and bakeries. This system currently includes a computerized point-of-sale system in its restaurant operations and a proprietary accounts receivable system in its wholesale bakeries. The restaurant point-of-sale system facilitates the movement of guest food and beverage orders between the guest areas and kitchen and bar, controls cash, handles credit card authorizations and provides management with revenue data. The integrated system electronically transmits sales and guest counts to Company headquarters on a daily basis. Additionally, the Company has developed a proprietary back-office system for processing daily and weekly paperwork (sales, accounts payable, labor and inventory). This system generates a weekly operating statement, which compares both weekly and month-to-date results versus budget. The Company has completed the installation of a new computerized time management system at each of its locations. The system calculates the time worked by each employee, allows management to gather data and schedule labor hours and produces payroll reports. This system is also integrated with the Company's point-of-sale system, allowing management to review labor compared with sales on a real-time basis.

     The Company has recently converted from a proprietary accounting system to a scalable, relational database. The Company's automated restaurant and bakery point-of-sale, time management and unit accounting system provides data for posting directly to the Company's centralized system. The centralized database provides flexibility in generating various management reports against predetermined operating budgets. Such reporting includes (i) weekly reports of revenues, cost of revenues and selected controllable operating budgets, (ii) detailed monthly restaurant and bakery-level performance of revenues and expenses and (iii) monthly reports of administrative expense performance. The system allows management to review the mix of menu items in order to better match guest preferences and improve profitability. Detailed monthly profit and loss statements are compiled at the corporate office and reviewed with restaurant and bakery management every month by senior management.

PURCHASING

     The Company seeks to obtain ingredients of high quality at competitive prices from reliable sources. To ensure freshness and quality, maintain low inventory levels and facilitate the unique preparation of menu items, the Company purchases most of its ingredients in an unprocessed state. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products, the management team of each restaurant and bakery determines the daily quantities of food items needed and orders accordingly. The Company's purchasing department seeks to obtain the lowest possible prices available to the Company by negotiating bulk purchasing contracts for a number of the ingredients utilized by the restaurants and bakeries. Ingredients and supplies are shipped directly to the restaurant or bakery, as the Company does not maintain a central food product warehouse or commissary.

COMPETITION

     The restaurant and bakery businesses are each intensely competitive with respect to food quality, price-value relationships, ambiance, service and location, and many existing restaurants and bakeries compete with the Company at each of its locations. There are many well-established competitors with substantially greater financial, marketing, personnel and other resources than the Company. In addition, many of the Company's competitors are well established in the markets where the Company's operations are, or in which they may be, located. While the Company believes that its restaurants and bakeries are distinctive in design and operating concept, other companies may develop restaurants and bakeries that operate with similar concepts.

     The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, discretionary spending priorities, weather conditions, tourist travel, traffic patterns, and the type, number and location of competing restaurants. Changes in these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPERTIES

     All of the Company's operations are located in leased facilities. Current restaurant and bakery leases have expiration dates ranging from 2000 to 2016, with the majority of the leases providing for five-year options to renew for at least one additional term. All of the Company's leases provide for a minimum annual rent, and most leases require additional percentage rent based on sales volume in excess of minimum levels at the particular location. Some of the leases require the Company to pay the costs of insurance, taxes and a portion of the lessors' operating costs. For 1996, the Company's rental expense represented 4.7% of revenues. The

Company's lease for its Las Vegas restaurant contains certain termination and relocation provisions. See "Risk Factors -- Long-Term, Non-Cancelable Leases; Termination Provisions."

     The Company does not anticipate any difficulties renewing existing leases as they expire. However, there can be no assurance that the Company will be able to renew any leases on favorable terms, if at all. Inability of the Company to renew a particular lease or closure of a facility subject to a long-term, non-cancelable lease could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's executive offices are located in approximately 6,850 square feet of leased space in San Francisco, California.

EMPLOYEES

     At August 15, 1997, the Company employed approximately 1,752 persons, 39 of whom were executive office personnel, 160 of whom were unit management personnel and the remainder of whom were hourly restaurant or wholesale bakery personnel. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its employee relations to be good.

TRADEMARKS

     The Company has registered and applied for registration with the United States Patent and Trademark Office for a number of trademarks and service marks used in connection with its business. The Italian corporation which owned the rights to the Il Fornaio marks in the United States has assigned to the Company all of its United States rights and related goodwill. The Company regards its trademarks and related rights as having substantial value and as being an important factor in the marketing of its Il Fornaio restaurants and brand items.

GOVERNMENTAL REGULATION

     The Company's restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. These regulations include matters relating to environmental, building construction, zoning requirements and the preparation and sale of food and alcoholic beverages. The Company's facilities are licensed and subject to regulation under state and local fire, health and safety codes, and the operation of its trucks is subject to Department of Transportation regulations.

     The development and construction of additional restaurants and bakeries will be subject to compliance with applicable zoning, land use and environmental regulations. There can be no assurance that the Company will be able to obtain necessary licenses or other approvals on a cost effective and timely basis in order to construct and develop restaurants and bakeries in the future. Various federal and state labor laws govern the Company's operations and its relationship with its employees, including minimum wage, overtime, working conditions, fringe benefit and citizenship requirements.

     During 1996, approximately 24% of restaurant revenues was attributable to the sale of alcoholic beverages, primarily wine. The Company is required to comply with the alcohol licensing requirements of the federal government, states and municipalities where its restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause the Company's licenses to be revoked or force it to terminate the sale of alcoholic beverages at one or more of its restaurants.

     The Company is subject to state "dram-shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

     The federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Company is required to comply with the Act and regulations relating to accommodating the needs of the disabled in connection with the construction of new facilities and with significant renovations of existing facilities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Information with respect to the executive officers and directors of the Company is set forth below:

                  NAME                       AGE                     POSITION
-----------------------------------------    ---     -----------------------------------------
Laurence B. Mindel.......................    59      Chairman of the Board and Chief Executive
                                                     Officer
Michael J. Hislop........................    42      President, Chief Operating Officer and
                                                     Director
Paul J. Kelley...........................    41      Vice President, Finance, Chief Financial
                                                     Officer and Secretary
Michael J. Beatrice......................    43      Vice President, Operations
Dean A. Cortopassi(2)....................    59      Director
W. Scott Hedrick(1)......................    51      Director
F. Warren Hellman(2).....................    63      Director
W. Howard Lester(1)......................    62      Director
Pierre W. Mornell(1).....................    62      Director
T. Gary Rogers(1)........................    55      Director

---------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

     Laurence B. Mindel joined the Company as Chairman of the Board, President and Chief Executive Officer in January 1987. From 1964 to 1970, Mr. Mindel was President and Chief Executive Officer of Caswell Coffee Company in San Francisco. In 1970, Mr. Mindel co-founded Spectrum Foods, where he served as Chairman of the Board, President and Chief Executive Officer. Under Mr. Mindel's direction, Spectrum created 14 restaurants in Northern and Southern California, including Chianti, MacArthur Park, Harry's Bar and American Grill, Ciao, Prego and Guaymas. In 1984, Saga Corporation acquired Spectrum Foods, and from that time until he joined the Company, Mr. Mindel served as President of the Saga Restaurant Group, which included Stuart Anderson's Black Angus, Velvet Turtle, Spoons, Hotel Food Services and the newly acquired Spectrum Foods restaurants. In 1985, Mr. Mindel became the first person of non-Italian descent and the first American to be awarded the Caterina di Medici medal. Awarded by the Italian government, the medal recognizes persons who have excelled in preserving the Italian heritage outside of Italy.

     Michael J. Hislop joined the Company as President and Chief Operating Officer in July 1995. From April 1991 to May 1995, Mr. Hislop served as Chairman and Chief Executive Officer of Chevy's Mexican Restaurants which, under his direction, grew from 17 locations to 63 locations nationwide. From 1982 to 1991, Mr. Hislop was employed by El Torito Mexican Restaurants, Inc., serving first as Regional Operator, then as Executive Vice President of Operations and for the last three years as Chief Operating Officer. From 1979 to 1982, Mr. Hislop was employed by T.G.I. Fridays Restaurants, Inc. as a Regional Manager.

     Paul J. Kelley joined the Company as Vice President, Finance, Chief Financial Officer and Secretary in April 1991. From 1988 to 1991, he served as Vice President of Finance of Bon Appetit Management, a contract food service operator. From 1977 to 1988, he served in a variety of positions for Saga Corporation, most recently as Vice President and Controller of Velvet Turtle and Spoons.

     Michael J. Beatrice joined the Company as Vice President, Operations, in April 1996. From 1994 to 1996, Mr. Beatrice was Vice President, Operations, for an area developer of Boston Chicken, a restaurant company. From 1991 through 1994, he owned and operated an upscale, full-service Italian restaurant north of Boston. From 1983 to 1991, he served in a variety of positions with El Torito Mexican Restaurants, Inc., most recently as Regional Vice President.

     Dean A. Cortopassi has been a director of the Company since April 1996. Mr. Cortopassi founded and has served as Chief Executive Officer of San Tomo Group, a holding company which owns and operates a number of food processing and marketing companies, including Stanislaus Food Products, Gilroy Canning Company, Sierra Quality Canners and Muir Glen Organics. Mr. Cortopassi is also a director of the National Food Processors Association and Aidells' Sausage Company.

     W. Scott Hedrick has been a director of the Company since 1987. Mr. Hedrick co-founded InterWest Partners, a venture capital management firm, in 1979 and has been a general partner of that firm since that time. From 1974 to 1979, Mr. Hedrick was a partner of American-Euro Interfund, a venture capital corporation. From 1970 to 1974, he was an Assistant Vice President with Small Business Enterprise Company, a venture capital subsidiary of Bank of America NT & SA. Mr. Hedrick is also a director of Office Depot, Inc.

     F. Warren Hellman has been a director of the Company since 1983. Since 1984, he has been a general partner of Hellman & Friedman, an investment firm. He has also been a partner of Matrix Partners, a venture capital firm, since 1982 and a partner of FWH Associates, an investment firm, since 1985. From 1962 to 1977, Mr. Hellman was a partner of Lehman Brothers in New York, where he served at various times as head of Lehman's Investment Banking Division, President and Director of Lehman Brothers, Inc., and Chairman of Lehman Corporation, a closed-end investment company. From October 1981 to March 1984, Mr. Hellman also served as Managing Director of Lehman Brothers Kuhn Loeb. Mr. Hellman is also a director of Williams-Sonoma, Inc., Levi Strauss Associates Inc., APL Limited, Eller Media Company, Franklin Resources, MobileMedia Communications, Osterweis Capital Management, Powerfood, Inc., D.N.& E. Walter & Co. and Young & Rubicam Holdings, Inc.

     W. Howard Lester has been a director of the Company since 1980. Mr. Lester has served as Chairman of the Board and Chief Executive Officer of Williams-Sonoma, Inc., a retail kitchen furnishings and housewares company, since 1978. Mr. Lester is also a director of The Good Guys, Inc., CKE (Carl's) and Harold's Corporation.

     Pierre Mornell has been a director of the Company since 1991. Since 1969, Dr. Mornell has been a psychiatrist and a consultant in private practice. Since 1985, he has lectured in the IBM Advanced Management Seminar and International Executive Programs. Dr. Mornell has also lectured at the Stanford University and Harvard University business schools. Dr. Mornell was a founding director of the Trust for Public Land. He has served as a consultant to a number of presidents of organizations, including Northern Telecom (Canada), Intuit Inc. and Kinko's.

     T. Gary Rogers has been a director of the Company since 1989. He has been Chairman of the Board and Chief Executive Officer of Dreyer's Grand Ice Cream, Inc., a manufacturer and distributor of premium ice cream products, since 1977. In 1973, he founded Vintage Management Company, a restaurant company operating Vintage House Restaurants, and served as its President until 1977.

     Each officer serves at the discretion of the Board of Directors. The Company's By-laws permit the Board of Directors to establish by resolution the authorized number of directors, and the Company currently has eight directors authorized. There are no family relationships among any of the directors or executive officers of the Company.

OTHER KEY EMPLOYEES

     In addition to directors and executive officers, the Company has the following key employees:

     Maurizio Mazzon joined the Company in 1989 as Chef of Il Fornaio in Palo Alto. Mr. Mazzon also served as Chef of Il Fornaio in San Jose from 1992 to 1995, when he was promoted to Executive Chef of the Company. In 1997, Mr. Mazzon was also appointed Vice President. As Vice President and Executive Chef, he is responsible for all menus, recipes and the supervision of all Chef-Partners and other kitchen personnel.

     Michael Mindel joined the Company in January 1990 as a restaurant manager and, in February 1992, was promoted to Director of Retail Operations. In 1994, Mr. Mindel became the Director of Marketing and served in that capacity until 1997, when he was promoted to Vice President of Marketing. His duties include the development and management of marketing programs. Prior to joining the Company, Mr. Mindel was employed by Chiat/Day Advertising, Inc., a national advertising firm, as an account manager. Laurence B. Mindel is the father of Michael Mindel.

     Mark Walker joined the Company in March 1990 as Vice President, Operations, a position he held until April 1996, when he assumed his current position as Vice President, Concept Development. His duties include the management of purchasing and construction programs. From 1989 to 1990, he served as President of Hodge Food Services, Inc., a restaurant corporation. From 1981 to 1988, Mr. Walker was employed at Spectrum Foods, most recently as Vice President, Operations.

     Anne Goldberg joined the Company in December 1995 as Director of Wholesale Bakeries. Her duties include directly supervising the wholesale bakeries operations. Prior to joining the Company, Ms. Goldberg was an independent consultant specializing in the food service industry and, from 1992 to 1995, she was the general manager of Auntie Pasta, Inc., a manufacturer and retailer of prepared foods.

     Peter Hausback joined the Company in February 1992 as Controller. His duties at the Company include supervising the accounting and tax functions. Prior to joining the Company, Mr. Hausback was employed for five years with Price Waterhouse LLP. He is a certified public accountant.

BOARD COMPOSITION

     The Company currently has authorized eight directors. In accordance with the Company's Certificate of Incorporation, upon the closing of this offering, the Board of Directors will be divided into three classes with staggered three-year terms. Class I will consist of Mr. Hedrick, Mr. Lester and Mr. Mindel, whose terms will expire at the annual stockholders' meeting in 1998, Class II will consist of Mr. Hellman, Mr. Hislop and Mr. Rogers, whose terms will expire at the annual stockholders' meeting in 1999, and Class III will consist of Mr. Cortopassi and Dr. Mornell, whose terms will expire at the annual stockholders' meeting in 2000. At each annual meeting of stockholders after the closing of this offering, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company.

BOARD COMMITTEES

     The Audit Committee of the Board of Directors, currently composed of Mr. Cortopassi and Mr. Hellman, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee of the Board of Directors, currently composed of Mr. Hedrick, Mr. Lester, Dr. Mornell and Mr. Rogers, reviews and recommends to the Board the compensation and benefits of all officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's equity incentive and bonus plans.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company currently receive stock options as compensation from the Company for their service as members of the Board of Directors. Non-employee directors are eligible to receive options to purchase Common Stock pursuant to the Company's 1997 Non-Employee Directors' Stock Option Plan. See "Employee Benefit Plans -- 1997 Non-Employee Directors' Stock Option Plan." In March 1996, the Company granted stock options pursuant to a predecessor to the Plan to each of Mr. Hedrick, Mr. Hellman, Mr. Lester, Dr. Mornell, Mr. Rogers and Mr. Cortopassi, to purchase 1,500 shares of the Company's Common Stock at an exercise price of $5.00 per share.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the cash compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other executive officers whose combined salary and bonus for 1996 exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                ---------------------
                                                                ANNUAL                 AWARDS
                                                            COMPENSATION(1)     ---------------------
                                                          -------------------   SECURITIES UNDERLYING
              NAME AND PRINCIPAL POSITION                  SALARY    BONUS(2)          OPTIONS
--------------------------------------------------------  --------   --------   ---------------------
Laurence B. Mindel......................................  $369,519   $     --           17,695
  Chairman of the Board and
  Chief Executive Officer
Michael J. Hislop.......................................   313,615         --           15,200
  President and Chief Operating Officer
Paul J. Kelley..........................................   139,495     28,000            6,350
  Vice President, Finance, Chief
  Financial Officer and Secretary

---------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Includes bonuses paid in 1997 for services rendered in 1996, but does not include bonuses paid in 1996 for services rendered in 1995.

                             OPTION GRANTS IN 1996

     The following table sets forth certain information for each grant of stock options made during 1996 to each of the Named Executive Officers:

                                                                                               POTENTIAL
                                                   INDIVIDUAL GRANTS                        REALIZABLE VALUE
                               ---------------------------------------------------------   AT ASSUMED ANNUAL
                                NUMBER OF     PERCENT OF                                     RATES OF STOCK
                               SECURITIES    TOTAL OPTIONS                                 PRICE APPRECIATION
                               UNDERLYING     GRANTED TO        EXERCISE                    FOR OPTION TERMS
                                 OPTIONS     EMPLOYEES IN        PRICE        EXPIRATION   ------------------
            NAME               GRANTED (1)      1996(2)      PER SHARE (3)     DATE(4)       5%        10%
-----------------------------  -----------   -------------   --------------   ----------   -------   --------
Laurence B. Mindel...........     17,695         10.84%          $ 5.50        04/25/01    $26,888   $ 59,416
Michael J. Hislop............     15,200(5)       9.31             5.00        04/25/06     47,728    121,144
Paul J. Kelley...............      6,350          3.89             5.00        04/25/06     19,939     50,610

---------------
(1) Options generally become exercisable on an annual basis at a rate of 20% per year for five years. Options generally expire 10 years from the date of grant or earlier upon termination of employment.

(2) Based on options to purchase an aggregate of 163,265 shares of Common Stock granted to employees and directors of, and consultants to, the Company during 1996, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors except that, with respect to the option granted to Mr. Mindel, the exercise price was equal to 110% of such fair market value.

(4) The potential realizable value is calculated based on the term of the option at its date of grant (five years for Mr. Mindel's option and 10 years for options held by other officers). It is calculated based on the assumption that the stock price on the date of grant appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock price.

(5) In the event of a change in control of the Company, the unvested portion of Mr. Hislop's option accelerates and he has the right to exercise all or any portion of the option.

    AGGREGATED OPTION EXERCISES IN 1996 AND DECEMBER 29, 1996 OPTION VALUES

     The following table sets forth certain information concerning the number and value of unexercised stock options held as of December 29, 1996 by each of the Named Executive Officers.

                                                 NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT
                                             OPTIONS AT DECEMBER 29, 1996          DECEMBER 29, 1996 (1)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Laurence B. Mindel.........................     26,665           50,714         $ 140,923       $   244,919
Michael J. Hislop..........................    184,000          291,200           966,000         1,521,200
Paul J. Kelley.............................     15,179           38,857            84,192           204,728

---------------
(1) There was no public trading market for the Common Stock as of December 29, 1996. Accordingly, these values have been calculated, in accordance with the rules of the Commission, on the basis of an assumed initial public offering price of $9.75 per share minus the applicable exercise price per share.

EMPLOYMENT AGREEMENT

     In April 1995, the Company entered into an at-will employment agreement with Michael J. Hislop as President and Chief Operating Officer. The agreement provides for a base salary, annual bonus and a monthly car allowance, subject to annual review. In addition, pursuant to the agreement, in April 1995, the Company granted Mr. Hislop options to purchase 460,000 shares of Common Stock. As set forth in the employment agreement, in the event of a change of control (as defined in the agreement), the unvested portion of the option automatically accelerates and Mr. Hislop has the right to exercise all or any portion of the option. The agreement provides further that in the event Mr. Hislop's employment is involuntarily terminated by the Company for any reason other than death, disability or cause (as defined in the agreement) or in the event Mr. Hislop voluntarily terminates his employment within 30 days of a change of control (as defined in the agreement), Mr. Hislop will receive, in lieu of any severance benefits which he may otherwise be entitled to receive under any Company severance plan or program, a cash severance payment in an aggregate amount equal to 100% of Mr. Hislop's annual base salary at the time of such termination.

EMPLOYEE BENEFIT PLANS

     1997 Equity Incentive Plan. In March 1997, the Board of Directors adopted and, in April 1997, the stockholders approved, the Company's 1997 Equity Incentive Plan (the "1997 Plan"), as an amendment and restatement of the Company's existing 1992 Stock Option Plan and 1995 Stock Option Plan (collectively, the "Prior Plans"). An aggregate of 1,300,000 shares of Common Stock are authorized for issuance under the 1997 Plan. The terms of options granted under the Prior Plans are substantially similar to options that may be granted under the 1997 Plan.

     The 1997 Plan provides for the grant of incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee-directors) and nonstatutory stock options to employees (including officers and employee-directors), non-employee directors and consultants of the Company. The 1997 Plan is administered by the Board of Directors or a Committee appointed by the Board (the "Committee"), which determines recipients and types of options to be granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The terms of stock options granted under the 1997 Plan generally may not exceed 10 years. The exercise price of options granted under the 1997 Plan is determined by the Board or the Committee, provided that the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant. Options granted under the 1997 Plan typically vest annually at the rate at 20% per year over five years. A nonstatutory stock option may be transferred by the optionee if the stock option agreement evidencing such option specifically provides for transferability. An incentive stock option may not be transferred by the optionee other than by will or the laws of descent or distribution. In addition, an optionee may designate a beneficiary who may exercise the option (whether a nonstatutory or incentive stock option) following the optionee's death. An optionee whose relationship with the Company or any affiliate terminates for any reason (other than by death or permanent and total disability) may generally exercise options in the three-month period following such termination (unless such options terminate or expire sooner by their terms) or in such longer or shorter period as may be determined by the Board or the Committee and evidenced in the option agreement. Options may generally be exercised for up to 18 months after an optionee's relationship with the Company or any affiliate terminates due to death and for up to 12 months if due to disability.

     No incentive stock option may be granted to any person who, at the time of grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000.

     Upon certain changes in control of the Company, unless otherwise specified in the option agreement, all outstanding options under the 1997 Plan will either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such options then, with respect to persons then performing services as employees, directors or consultants, the time during which such options may be exercised shall be accelerated and the options terminated if not exercised prior to such change in control.

     As of August 15, 1997, options to purchase 902,795 shares of Common Stock were outstanding under the 1997 Plan and predecessor plans of the Company. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of options under the 1997 Plan. The 1997 Plan will terminate in March 2007 unless sooner terminated by the Board of Directors.

     1997 Non-Employee Directors' Stock Option Plan. In March 1997, the Board of Directors adopted and, in April 1997, the stockholders approved, the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), which provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board, unless the Board delegates administration to the Committee.

     The Directors' Plan provides for the issuance of up to 100,000 shares of Common Stock. Under the Directors' Plan, each current non-employee director was automatically granted, in April 1997, an option to purchase 4,500 shares of Common Stock, and each person who is subsequently elected for the first time to be a non-employee director will automatically be granted an option to purchase 4,500 shares upon the date of his or her election to the Company's Board of Directors. On each third anniversary of such grants, each non-employee director who has continued to serve in that capacity, will automatically be granted an option to purchase an additional 4,500 shares of Common Stock. Options under the Directors' Plan have a 10-year term and will vest ratably on an annual basis over three years. The exercise price of options under the Directors' Plan must equal the fair market value of the Common Stock on the date of grant. Options granted under the

Directors' Plan are generally nontransferable. Upon certain changes of control of the Company, the exercisability of options granted under the Directors' Plan will be accelerated and the options terminated if not exercised prior to such change of control. Unless otherwise terminated by the Board of Directors, the Directors' Plan will terminate in March 2007.

     As of August 15, 1997, options to purchase an aggregate of 77,500 shares of Common Stock with a weighted average exercise price of $4.41 per share were outstanding under the Directors' Plan and predecessor plans of the Company and held by the Company's non-employee directors. The terms of the options under the predecessor plans are substantially similar to those available under the Plan described above.

     1997 Employee Stock Purchase Plan. In March 1997, the Board of Directors adopted and, in April 1997, the stockholders approved, the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for the issuance of up to 300,000 shares of Common Stock to employees of the Company. The rights to purchase Common Stock under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

     The Purchase Plan is administered by the Board of Directors or the Committee, unless such authority is delegated to a committee composed of two or more members of the Board. Subject to certain limitations, the Board has the authority to determine when and how rights to purchase Common Stock will be granted and the terms of each offering of such rights, and to amend or revoke the rules and regulations for the administration of the Purchase Plan. The Board has authorized an initial offering under the Purchase Plan, which will commence upon the effectiveness of this public offering.

     Under the Purchase Plan, all eligible employees are granted identical rights to purchase Common Stock for each Board-authorized offering under the Purchase Plan. Subject to limited exceptions, any person who has been employed by the Company for at least one year and is customarily employed for at least 20 hours per week and 5 months per calendar year is eligible to participate in an offering under the Purchase Plan. An eligible employee participates in the Purchase Plan by authorizing payroll deductions of up to 15% of such employee's earnings as defined in the Purchase Plan. The purchase price per share at which shares are sold in an offering under the Purchase Plan cannot be less than the lower of (i) 85% of the fair market value of a share of Common Stock on the date of commencement of the offering or (ii) 85% of the fair market value of a share of Common Stock on the date of purchase. Rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee's employment for any reason and the Company will distribute to such employee all of his or her net accumulated payroll deductions. In general, an employee may withdraw from participation in an offering at any time during the purchase period for such offering. Rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

     In the event of certain changes of control, the Board of Directors has the discretion to provide that each right under the Purchase Plan to purchase Common Stock shall be assumed or substituted with an equivalent right by the acquiring corporation, or the Board may shorten the offering and provide for all sums collected to be applied toward the purchase of Common Stock immediately prior to such change in control.

     Bonus Plan. The Company has a bonus plan (the "Bonus Plan"), pursuant to which certain members of corporate management of the Company are eligible to receive annual cash bonuses based on a percentage of their respective base salaries if certain performance targets established by management and approved by the Board of Directors are met. The bonuses paid under the Bonus Plan are subject to the approval of the Board of Directors. The bonuses paid to the executive officers for services rendered in 1996 are included in the Summary Compensation Table.

     Management Incentive Plans. The Company has also established a number of incentive plans under which restaurant and bakery managers of the Company are eligible to receive bonuses at the end of each of the Company's fiscal quarters if certain financial goals, set annually by senior management, are achieved.

                              CERTAIN TRANSACTIONS

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     The Company has entered into indemnity agreements with each of the Company's directors and executive officers which provide that, subject to certain limitations, the Company will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by the Company's By-laws and Delaware law. In addition, the Company's By-laws provide that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law, subject to certain limitations, and may also secure insurance, to the fullest extent permitted by Delaware law, on behalf of any director, officer, employee or agent against any expense, liability or loss arising out of his or her actions in such capacity.

     The Company's Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of a Company director shall be eliminated or limited to the fullest extent permitted by the Delaware law, as so amended. The provision in the Restated Certificate does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of August 15, 1997, certain information regarding beneficial ownership of the Company's Common Stock by (i) each person (or group of affiliated persons) who is known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers as a group and (v) the Selling Stockholders. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                         SHARES BENEFICIALLY
                                             OWNED PRIOR                         SHARES BENEFICIALLY
                                             TO OFFERING           SHARES       OWNED AFTER OFFERING
DIRECTORS, EXECUTIVE OFFICERS AND 5%   -----------------------      BEING      -----------------------
STOCKHOLDERS                            NUMBER         PERCENT     OFFERED      NUMBER         PERCENT
-------------------------------------  ---------       -------     -------     ---------       -------
InterWest Partners(1)................    768,145          16.8%     61,367       706,778          12.7%
  Building Three, Suite 255
  3000 Sand Hill Road
  Menlo Park, CA 94025
Sequoia Capital(2)...................    287,799           6.3      22,935       264,864           4.7
  Building Four, Suite 280
  3000 Sand Hill Road
  Menlo Park, CA 94025
Mayfield Fund(3).....................    237,945           5.2      19,010       218,935           3.9
  2800 Sand Hill Road, Suite 250
  Menlo Park, CA 94025
Laurence B. Mindel(4)................    695,515          15.0          --       695,515          12.4
Michael J. Hislop(5).................    279,040           5.7          --       279,040           4.8
Paul J. Kelley(6)....................     46,723           1.0          --        46,723             *
Michael J. Beatrice(7)...............     10,000             *          --        10,000             *
Dean A. Cortopassi(8)................     60,794           1.3          --        60,794           1.1
W. Scott Hedrick(1)(9)...............    779,645          17.0      61,367       718,278          12.8
F. Warren Hellman(10)................    135,055           2.9          --       135,055           2.4
W. Howard Lester(11).................    186,701           4.1          --       186,701           3.3
Pierre W. Mornell(12)................     24,497             *          --        24,497             *
T. Gary Rogers(13)...................     52,962           1.2          --        52,962             *
All executive officers and directors
  as a group (10 persons)(14)........  2,270,932          45.5      61,367     2,209,565          36.9
OTHER SELLING STOCKHOLDERS
-------------------------------------
Wells Fargo & Company................    219,478           4.8     219,478            --            --
Other Selling Stockholders(15).......    313,019           6.8     177,210       135,809           2.4

---------------
  *  Less than one percent

 (1) Includes 218,998 shares held of record by InterWest Partners I, 220,219 shares held of record by InterWest Partners II, 321,125 shares held of record by InterWest Partners IV and 7,803 shares held of record by InterWest Entrepreneurs. HBH Partners I is the general partner of InterWest Partners I, HBH Partners II is the general partner of InterWest Partners II, InterWest Management Partners IV is the general partner of InterWest Partners IV and InterWest Partners II is the general partner of InterWest Entrepreneurs. Mr. Hedrick is a general partner of HBH Partners I, HBH Partners II and InterWest Management IV. Mr. Hedrick disclaims beneficial ownership of shares held by such entities except to the extent of his pro rata interests in such partnerships.

 (2) Includes 270,532 shares held of record by Sequoia Capital Growth Fund and 17,267 shares held of record by Sequoia Technology Partners III. Sequoia Capital is a general partner of each of these funds.

 (3) Includes 228,428 shares held of record by Mayfield V and 9,517 shares held of record by Mayfield Associates.

 (4) Includes 7,195 shares held by the Mindel Family Trust and 2,587 shares held by The Mindel Living Trust, of which Mr. Mindel is the trustee. Excludes an aggregate of 195,944 shares held in trusts for five children of Mr. Mindel, as to which Mr. Mindel is not a trustee and disclaims beneficial ownership. Includes 42,141 shares issuable upon the exercise of stock options that are exercisable within 60 days.

 (5) Includes 279,040 shares issuable upon the exercise of stock options that are exercisable within 60 days.

 (6) Includes 25,986 shares issuable upon the exercise of stock options that are exercisable within 60 days.

 (7) Includes 10,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.

 (8) Includes 57,794 shares held of record by Stanislaus Food Products Company, a California Corporation. Mr. Cortopassi is Chief Executive Officer and controlling shareholder of Stanislaus Food Products Company. Includes 3,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.

 (9) Includes 11,500 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(10) Includes 123,555 shares held of record by FWH Associates, a California Limited Partnership. Mr. Hellman is a general partner of FWH Associates. Includes 1,500 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(11) Includes 23,535 shares held of record by Williams-Sonoma, Inc. Mr. Lester is the Chairman of the Board and Chief Executive Officer of Williams-Sonoma, Inc. Includes 11,500 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(12) Includes 2,145 shares held of record by an individual retirement account for the benefit of Dr. Mornell's wife and 4,620 shares held by Pierre Mornell, M.D., Sole Proprietor Profit Sharing Plan. Includes 11,500 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(13) Includes 5,487 shares held of record by Rogers Revocable Trust and 35,975 shares held of record by Four Rogers Trust. Mr. Rogers is a trustee of both Rogers Revocable Trust and Four Rogers Trust. Includes 11,500 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(14) Includes information contained in the notes above, as applicable. Includes 1,031,038 shares held by entities affiliated with directors. Includes 407,667 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(15) Includes stockholders each of whom owned less than 1% of the Company's Common Stock prior to the offering and will own less than 1% of the Company's Common Stock following the offering. Such stockholders (and the number of shares to be sold by such stockholders in the offering) include:
     Donald L. Schwarz, Trustee FBO Candice E. Appleton Family Trust (5,000 shares); Douglas Appleton (5,000 shares); Andrew D. Berkey II (3,000 shares); Stephen W. Bershad (12,620 shares); Dennis Bookshester (6,310 shares); Collingwood Partners (25,240 shares); Dorskind 1982 Trust (3,000 shares); Phyllis and Donald Epstein (6,310 shares); Aaron Eshman (4,000 shares) Oak Brook Bank, Trustee Cust. FBO Arthur P. Frigo IRA (6,310 shares); Barry Goldfarb (12,620 shares); Bernard A. Greenberg (3,000 shares); Marilyn Karsten (3,000 shares); C. Joseph LaBonte (3,046 shares);
     C. Joseph LaBonte Defined Benefit Plan (6,894 shares); Edward N. Levine (8,000 shares); Mark T. Lindee (6,000 shares); Delaware Charter Guaranteed Trust Co. FBO Jerry Magnin (3,000 shares); Jerry Allan Magnin and Lois Magnin Declaration of Trust (12,620 shares); Master Trust Pursuant to Hewlett Packard Deferred Profit Sharing Plan and Retirement Plan (25,240 shares); Joseph and Ann H. Nadel Living Trust (3,000); Delaware Charter Guarantee & Trust, Trustee FBO Donald L. Schwarz IRA (4,000 shares); and Wilderness Associates (10,000 shares).

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of August 15, 1997, there were 4,582,891 shares of Common Stock (after giving effect to the conversion of Preferred Stock into Common Stock upon the closing of this offering) outstanding held of record by 230 stockholders.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to the Company's Restated Certificate to be effective upon the closing of this offering, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding and the Company currently has no plans to issue any of its Preferred Stock.

WARRANTS

     As of August 15, 1997, there were warrants outstanding to purchase 32,487 shares of Common Stock at an exercise price of $9.90 per share. The warrants expire December 31, 1997.

POTENTIAL ANTI-TAKEOVER EFFECT OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE
LAW

     Charter Documents. The Restated Certificate and By-laws to be effective upon the closing of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Company's Board of Directors will be classified into three classes of directors. The Restated Certificate provides that directors may be removed for cause by the vote of the holders of a majority of the voting power and without cause by the vote of the holders of 66 2/3% of the voting power. See "Management -- Executive Officers and Directors." In addition, the Restated Certificate provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Further, the By-laws limit who may call special meetings of the stockholders. The Company's Restated Certificate does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Finally, the By-laws establish procedures, including advance notice procedures, with regard to stockholder proposals and the nomination of candidates for election as directors. These and other provisions of the Restated Certificate and By-laws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. See "Risk Factors -- Potential Anti-Takeover Effect of Certain Charter and By-law Provisions."

     Delaware Takeover Statute.  The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

REGISTRATION RIGHTS

     Following this offering, the holders of 2,474,343 shares of Common Stock (the "Registrable Securities") and warrants to purchase 32,487 shares of Common Stock are entitled to certain registration rights with respect to such shares. Subject to certain exceptions, including the right of the Company to defer a demand registration for a period of 120 days under certain conditions, the holders of at least 40% of the Registrable Securities may require that the Company use its best efforts to register for public resale under the Securities Act beginning six months after the closing of this offering all Registrable Securities requested to be registered. Subject to certain limitations, the holders of at least 10% of the outstanding Registrable Securities may require on two occasions, but not more than once in any 12-month period, that the Company use its best efforts to register on Form S-3 for public resale all Registrable Securities requested to be registered. In addition, subject to certain limitations, in the event the Company elects to register any of its Common Stock under the Securities Act, either for its own account or for the account of any other stockholders, the Company is required to notify, and subject to certain marketing and other limitations, is required to include in such registration the Registrable Securities of holders requesting registration. The Company is required to bear all registration expenses incurred in connection with the registration of Registrable Securities in the one demand registration, in the two S-3 registrations and in all Company registrations.

     Subject to certain limitations, registration rights may be transferred to an assignee or transferee who acquires a minimum number of shares of the transferor's Registrable Securities. In addition, registration rights may be assigned in connection with a distribution by a transferor to a partner of the transferor, former partner or the estate of any such partner regardless of the number of shares of the transfer's Registrable Securities with notice.

TRANSFER AGENT AND REGISTRAR

     BankBoston has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Company's Common Stock. As described herein, only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon the closing of this offering, the Company will have outstanding an aggregate of 5,582,906 shares of Common Stock. Of these shares, all the shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act and the remaining 4,082,891 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act or were issued pursuant to Regulation S under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rules 144, 144(k) or 701 promulgated under the Securities Act.

     Each officer, director and certain stockholders of the Company and holders of options to acquire Common Stock have agreed with the representatives of the Underwriters for a period of 180 days after the date of this Prospectus, subject to certain exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open "put equivalent position" or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of Montgomery Securities (the "Lock-Up Agreements"). In its sole discretion and at any time without notice, Montgomery Securities may release all or any portion of the shares subject to the Lock-Up Agreements. Of the Restricted Shares, 3,507,540 shares are subject to the Lock-Up Agreements, and all of these shares will become available for sale in the public market immediately following expiration of the 180-day lock-up period, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701.

     An additional 416,095 Restricted Shares are subject to contractual restrictions with the Company similar to those contained in the Lock-Up Agreements, of which 78,033 shares will become available for sale in the public market beginning 120 days after the date of this Prospectus and 338,062 shares beginning 180 days after the date of this Prospectus, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701.

     In addition, beginning 90 days after the date of this Prospectus, 38,428 Restricted Shares not subject to Lock-Up Agreements or such contractual restrictions will become available for sale in the public market, subject to the volume and other limitations of Rule 144 or Rule 701. The remaining 120,828 Restricted Shares not subject to Lock-Up Agreements or such contractual restrictions will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act as of the date of this Prospectus.

     The holders of approximately 2,474,343 shares of Common Stock and outstanding warrants to purchase 32,487 shares of Common Stock have registration rights with respect to such shares. See "Description of Capital
Stock -- Registration Rights."

     As of August 15, 1997, there were 980,295 shares of Common Stock subject to outstanding options. The Company intends to file, shortly following the closing of this offering, registration statements under the Securities Act to register shares of Common Stock reserved for issuance under the Company's employee benefit plans, thus permitting the sale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

     In general, under Rule 144, beginning 90 days after the date of this Prospectus, any holder, including an affiliate of the Company, of Restricted Shares as to which at least one year has elapsed since the later of the date of acquisition of the shares from the Company or from an affiliate of the Company, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 55,800 shares immediately after the closing of this offering), or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     Subject to certain conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the Lock-Up Agreements or other contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities and Alex. Brown & Sons Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the numbers of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                            NUMBER OF
                                      NAME                                    SHARES
        ----------------------------------------------------------------    ----------
        Montgomery Securities...........................................
        Alex. Brown & Sons Incorporated.................................

                                                                             ---------
                  Total.................................................     1,500,000
                                                                             =========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters
may allow to selected dealers a concession of not more than $          per
share, and the Underwriters may allow, and such dealers may reallow, a
concession of not more than $          per share to certain other dealers. After
the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of the Underwriting Agreement, to purchase up to a maximum of 225,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Pursuant to the terms of the Lock-Up Agreements, the holders of 3,507,540 shares of Common Stock have agreed that, for a period of 180 days after the effective date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, subject to certain exceptions, directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open "put equivalent position" or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except for (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to exercise of outstanding options disclosed in the Prospectus or (iii) options granted after the date of this Prospectus under the Company's option plans described in the Prospectus. See "Shares Eligible for Future Sale."

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present financial performance, its prospects for future earnings, the general condition of the securities markets at the time of the offering and the market prices for publicly traded common stock of comparable companies in recent periods and other factors deemed relevant.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     As of the date of this Prospectus, Montgomery Securities beneficially owned 3,537 shares of Common Stock of the Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by its counsel, Cooley Godward LLP ("Cooley Godward"), San Francisco, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. As of the date of this Prospectus, GC&H Investments, an investment partnership composed of certain partners of and persons associated with Cooley Godward, beneficially owned 3,693 shares of Common Stock of the Company and Cooley Godward beneficially owned 4,310 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements as of December 29, 1996 and December 31, 1995 and for each of the three years in the period ended December 29, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the shares of Common Stock offered hereby has been filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. In each instance of the description of or reference to the contents of any contract or document herein, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such description or reference being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from those offices upon the payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                        IL FORNAIO (AMERICA) CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Balance Sheets as of December 31, 1995, December 29, 1996, and June 29, 1997..........  F-3
Statements of Income for the years ended December 25, 1994, December 31, 1995,
  December 29, 1996, and the six months ended June 30, 1996 and June 29, 1997.........  F-4
Statements of Changes in Stockholders' Equity for the years ended December 25, 1994,
  December 31, 1995, December 29, 1996, and the six months ended June 29, 1997........  F-5
Statements of Cash Flows for the years ended December 25, 1994, December 31, 1995,
  December 29, 1996, and the six months ended June 30, 1996 and June 29, 1997.........  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Il Fornaio (America) Corporation:

     We have audited the accompanying balance sheets of Il Fornaio (America) Corporation (the "Company") as of December 29, 1996 and December 31, 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Il Fornaio (America) Corporation at December 29, 1996 and December 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.

     /s/ DELOITTE & TOUCHE LLP
--------------------------------------

San Francisco, California
March 3, 1997

                        IL FORNAIO (AMERICA) CORPORATION

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31,   DECEMBER 29,    JUNE 29,
                                                          1995           1996           1997
                                                       ----------     ----------     -----------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and equivalents...............................   $  2,375       $  1,701        $   3,449
  Restricted cash....................................        315            338              329
  Accounts receivable................................      1,118          1,271            1,122
  Note receivable....................................         --            308              977
  Inventories........................................      1,529          1,351            1,352
  Prepaid expenses...................................        774            756              489
  Deferred tax assets, net...........................      1,372            579              579
                                                         -------        -------          -------
          Total current assets.......................      7,483          6,304            8,297
                                                         -------        -------          -------
Property and equipment, net..........................     24,881         26,179           26,148
Deferred tax assets, net.............................      1,366          1,927            1,927
Other assets.........................................        464            445              808
                                                         -------        -------          -------
          Total assets...............................   $ 34,194       $ 34,855        $  37,180
                                                         =======        =======          =======

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................   $  2,107       $  2,292        $   2,027
  Accrued expenses...................................      3,969          3,704            5,154
  Current portion of debt............................        600            150               --
                                                         -------        -------          -------
          Total current liabilities..................      6,676          6,146            7,181
                                                         -------        -------          -------
Long-term debt.......................................        150             --               --
Reserve for store closures...........................        255            346              476
Deferred lease incentives:
  Construction allowances............................      5,479          5,090            4,702
  Deferred rent......................................        351            337              332
                                                         -------        -------          -------
     Total deferred lease incentives.................      5,830          5,427            5,034
                                                         -------        -------          -------
Commitments (Note 10)
Stockholders' equity:
  Convertible preferred stock, no par value;
     3,500,000 shares authorized; 2,316,296 and
     2,308,196 shares issued and outstanding;
     aggregate liquidation preference of $17,722 and
     $17,671 respectively............................     16,936         16,885           16,885
  Common stock, no par value; 15,000,000 shares
     authorized; 1,532,359 and 1,611,766 shares
     issued and outstanding respectively.............      7,729          7,980            8,228
  Accumulated deficit................................     (3,382)        (1,929)            (624)
                                                         -------        -------          -------
     Total stockholders' equity......................     21,283         22,936           24,489
                                                         -------        -------          -------
          Total liabilities and stockholders'
            equity...................................   $ 34,194       $ 34,855        $  37,180
                                                         =======        =======          =======

                       See notes to financial statements

                        IL FORNAIO (AMERICA) CORPORATION

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            SIX MONTHS
                                                           YEAR ENDED                          ENDED
                                           ------------------------------------------   -------------------
                                           DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   JUNE 30,   JUNE 29,
                                               1994           1995           1996         1996       1997
                                           ------------   ------------   ------------   --------   --------
                                                                                            (UNAUDITED)
Revenues:
  Restaurants............................    $ 39,485       $ 43,647       $ 50,599     $ 24,733   $ 32,116
  Wholesale bakeries.....................       4,951          5,181          6,016        2,891      3,150
  Retail bakeries........................       5,208          5,312          4,137        2,600        311
                                              -------        -------        -------      -------    -------
          Total revenues.................      49,644         54,140         60,752       30,224     35,577
                                              -------        -------        -------      -------    -------
Costs and expenses:
  Cost of sales..........................      11,300         12,772         14,792        7,273      8,350
  Operating expenses.....................      29,290         31,036         35,152       17,569     20,703
  Depreciation and amortization..........       3,162          3,304          3,860        1,934      1,927
  General and administrative expenses....       3,592          4,083          4,724        2,323      2,956
  Provision for store closures...........          --            932             --           --       (470)
                                              -------        -------        -------      -------    -------
          Total costs and expenses.......      47,344         52,127         58,528       29,099     33,466
                                              -------        -------        -------      -------    -------
Income from operations...................       2,300          2,013          2,224        1,125      2,111
Other (income) expenses:
  Interest income........................         (71)          (157)          (167)         (73)      (111)
  Interest expense.......................         124             98             40           29          2
                                              -------        -------        -------      -------    -------
     Total other (income) expenses,
       net...............................          53            (59)          (127)         (44)      (109)
                                              -------        -------        -------      -------    -------
Income before provision (benefit)
  for income taxes.......................       2,247          2,072          2,351        1,169      2,220
Provision (benefit) for income taxes.....         332         (2,432)           898          476        915
                                              -------        -------        -------      -------    -------
Net income...............................    $  1,915       $  4,504       $  1,453     $    693   $  1,305
                                              =======        =======        =======      =======    =======
Net income per share:
  Primary................................    $   0.43       $   1.01       $   0.32     $   0.16   $   0.27
                                              =======        =======        =======      =======    =======
  Fully-diluted..........................    $   0.43       $   1.00       $   0.32     $   0.16   $   0.27
                                              =======        =======        =======      =======    =======
Weighted average number of common stock
  and common stock equivalents
     Primary.............................       4,467          4,460          4,839        4,809      5,037
     Fully-diluted.......................       4,477          4,499          4,839        4,809      5,037

                       See notes to financial statements

                        IL FORNAIO (AMERICA) CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                        PREFERRED STOCK        COMMON STOCK
                                      -------------------   ------------------   ACCUMULATED
                                       SHARES     AMOUNT     SHARES     AMOUNT     DEFICIT      TOTAL
                                      ---------   -------   ---------   ------   -----------   -------
BALANCE, DECEMBER 26, 1993..........  2,296,486   $16,733   1,531,476   $7,785     $(9,801)    $14,717
Issuance of common stock............                           10,756       42                      42
Exercise of common stock options....                            8,859       22                      22
Repurchase of common stock..........                           (5,400)     (18)                    (18)
Net income..........................                                                 1,915       1,915
                                      ---------   -------   ---------   ------     -------     -------
BALANCE, DECEMBER 25, 1994..........  2,296,486    16,733   1,545,691    7,831      (7,886)     16,678
Issuance of preferred stock.........     19,810       203                                          203
Issuance of common stock............                            3,450       16                      16
Exercise of common stock options....                           18,209       39                      39
Repurchase of common stock..........                          (34,991)    (157)                   (157)
Net income..........................                                                 4,504       4,504
                                      ---------   -------   ---------   ------     -------     -------
BALANCE, DECEMBER 31, 1995..........  2,316,296    16,936   1,532,359    7,729      (3,382)     21,283
Issuance of common stock............                           30,210      136                     136
Conversion of preferred to common...     (8,100)      (51)     10,222       51
Exercise of common stock options....                           38,975       64                      64
Net income..........................                                                 1,453       1,453
                                      ---------   -------   ---------   ------     -------     -------
BALANCE, DECEMBER 29, 1996..........  2,308,196    16,885   1,611,766    7,980      (1,929)     22,936
  (unaudited)
Issuance of common stock............                           44,775      224                     224
Exercise of common stock options....                           13,444       24                      24
Net income..........................                                                 1,305       1,305
                                      ---------   -------   ---------   ------     -------     -------
BALANCE, JUNE 29, 1997..............  2,308,196   $16,885   1,669,985   $8,228     $  (624)    $24,489
                                      =========   =======   =========   ======     =======     =======

                       See notes to financial statements

                        IL FORNAIO (AMERICA) CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      SIX MONTHS  SIX MONTHS
                                             YEAR ENDED    YEAR ENDED    YEAR ENDED     ENDED       ENDED
                                            DECEMBER 25,  DECEMBER 31,  DECEMBER 29,   JUNE 30,    JUNE 29,
                                                1994          1995          1996         1996        1997
                                            ------------  ------------  ------------  ----------  ----------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income...............................    $1,915        $4,504        $1,453       $  693      $1,305
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization.........     3,162         3,304         3,860        1,934       1,927
     Amortization of deferred lease
       incentives..........................      (351)         (343)         (403)        (184)       (393)
     Provision for store closures..........        --           932            --           --        (470)
     Gain on sale of property and
       equipment...........................        --            --           (72)          --         (60)
     Retirement of fixed assets............        --            --           253          180         266
     Deferred income taxes.................        --        (2,738)          232           --          --
  Changes in:
     Restricted cash.......................      (110)          (65)          (23)         (37)          9
     Accounts receivable...................       181          (299)         (153)          30         149
     Note receivable.......................        --            --            --           --          34
     Inventories...........................      (127)         (168)          178          138          (1)
     Prepaid expenses......................       135          (518)         (408)          25         477
     Other assets..........................         1           (24)           19           16        (363)
     Accounts payable......................       (76)           27           185           14        (265)
     Accrued expenses......................       231           227          (174)        (205)      1,450
                                               ------        ------        ------       ------      ------
     Net cash provided by operating
       activities..........................     4,961         4,839         4,947        2,604       4,065
                                               ------        ------        ------       ------      ------
Cash flows from investing activities:
  Capital expenditures.....................      (971)       (4,807)       (5,847)      (2,379)     (3,026)
  Proceeds from sale of property and
     equipment.............................        --            --           626           --         611
                                               ------        ------        ------       ------      ------
     Net cash used in investing
       activities..........................      (971)       (4,807)       (5,221)      (2,379)     (2,415)
                                               ------        ------        ------       ------      ------
Cash flows from financing activities:
  Payments on debt.........................    (1,331)         (600)         (600)        (300)       (150)
  Proceeds from the issuance of common
     stock.................................        42            16           136          133         224
  Exercise of stock options................        22            39            64           --          24
  Repurchase of common stock...............       (18)         (157)           --           --          --
                                               ------        ------        ------       ------      ------
     Net cash provided by (used in)
       financing activities................    (1,285)         (702)         (400)        (167)         98
                                               ------        ------        ------       ------      ------
Increase (decrease) in cash and
  equivalents..............................     2,705          (670)         (674)          58       1,748
Cash and equivalents, beginning of
  period...................................       340         3,045         2,375       $2,375       1,701
                                               ------        ------        ------       ------      ------
Cash and equivalents, end of period........    $3,045        $2,375        $1,701       $2,433      $3,449
                                               ======        ======        ======       ======      ======
Interest paid..............................    $  114        $  105        $   45       $   22      $    3
                                               ======        ======        ======       ======      ======
Income taxes paid..........................    $  187        $  308        $  614       $  375      $  864
                                               ======        ======        ======       ======      ======
Noncash investing and financing activities
  Issuance of preferred stock for
     restaurant assets.....................    $  203            --            --           --          --
  Issuance of note receivable for retail
     bakery and restaurant assets..........        --            --        $  308           --      $  704

                       See notes to financial statements

                        IL FORNAIO (AMERICA) CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization and nature of operations -- Il Fornaio (America) Corporation (the "Company") is engaged in restaurant operations and the production and sale of Italian bakery products for the wholesale and retail market. At December 29, 1996, the Company owned and operated 12 Italian white tablecloth restaurants, four free-standing retail bakeries and six wholesale bakeries in California and Portland, Oregon. In January 1997, the Company opened a new restaurant in Las Vegas, Nevada and in February 1997, the Company disposed of its remaining four free-standing retail bakeries.

     Fiscal year -- The Company operates on a 52/53-week fiscal year ending on the last Sunday in December. The fiscal year ended December 29, 1996 contained 52 weeks and the fiscal years ended December 31, 1995 and December 25, 1994 contained 53 and 52 weeks of operations, respectively.

     Pre-opening costs consist of location setup, employee training and promotion associated with the opening of new locations and are amortized over 12 months beginning in the month the location commences operations.

     Cash and equivalents -- The Company considers all highly liquid debt instruments with a maturity at the time of purchase of three months or less to be cash equivalents.

     Restricted cash represents cash restricted for the Company's voluntary disability insurance plan.

     Accounts receivable consist primarily of amounts due from wholesale customers, which are net of allowances for doubtful accounts of $52,000 and $42,000 as of December 29, 1996 and December 31, 1995, respectively.

     Inventories, consisting primarily of wine, liquor, grocery products and operating supplies, are stated at the lower of first-in, first-out method (FIFO) cost or market.

     Property and equipment are stated at cost and include interest on funds borrowed to finance construction. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: leasehold improvements -- lesser of lease term or life of improvements; furniture, fixtures and equipment -- 5 to 10 years. Leasehold improvements reimbursed by the landlord through construction allowances are capitalized as leasehold improvements. Such leasehold improvements and related construction allowances are amortized on a straight-line basis over the lease term.

     Deferred rent -- Certain leases contain fixed escalations of the minimum annual lease payment during the original term of the lease. For these leases, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable under the lease as deferred rent.

     Net income per share is based on the weighted average number of shares of common stock outstanding and the dilutive effect of common stock equivalents, which consist of preferred stock and common stock options, using the modified treasury stock method.

     Long-lived assets and long-lived assets to be disposed of -- In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The implementation of this accounting standard did not have an impact on the 1996 financial statements.

     Advertising costs are expensed as incurred.

                        IL FORNAIO (AMERICA) CORPORATION

     Accounting estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

     Income taxes are accounted for using the liability method, under which deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     Reserve for store closures includes management's best estimates of the net costs to be incurred on the sale or disposal of the reserved store. The accrual consists of future rentals on leases, to the extent they are not offset by estimated sub-lease rentals, and other estimated costs directly associated with the decision to close the stores. The costs the Company will ultimately incur could differ materially from the amounts assumed in arriving at the reserve for store closures.

     Stock-based compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees.

     Unaudited Interim Information -- The financial information with respect to the six-month periods ended June 29, 1997 and June 30, 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six months ended June 29, 1997 are not necessarily indicative of the results to be expected for the full year.

     Reclassifications -- Certain fiscal 1994 and 1995 amounts have been reclassified to conform with fiscal 1996 presentations.

 2. NOTE RECEIVABLE

     On July 28, 1996, the Company sold the net assets of four of its free-standing retail bakeries for cash and a promissory note. The note bears interest at 8%. Interest is due monthly from December 1996 to July 1997 when the principal balance is due in full. The note is collateralized by the assets of the retail bakeries. A gain of $72,000 was recognized as a result of this transaction (see Note 11).

 3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                                   1995         1996
                                                                 --------     --------
        Leasehold improvements.................................  $ 21,821     $ 22,090
        Machinery and equipment................................    12,375       12,660
        Furniture and fixtures.................................     3,508        3,817
        Construction in progress...............................       584        3,415
                                                                 --------     --------
                  Total........................................    38,288       41,982
        Less -- accumulated depreciation and amortization......   (13,407)     (15,803)
                                                                 --------     --------
        Property and equipment -- net..........................  $ 24,881     $ 26,179
                                                                 ========     ========

                        IL FORNAIO (AMERICA) CORPORATION

 4. ACCRUED EXPENSES

     Accrued expenses consisted of the following (in thousands):

                                                                      1995       1996
                                                                     ------     ------
        Accrued payroll and related benefits.......................  $2,323     $1,856
        Gift certificates..........................................     332        393
        Accrued rent...............................................     353        385
        Accrued taxes..............................................     444        483
        Other......................................................     517        587
                                                                     ------     ------
        Total accrued expenses.....................................  $3,969     $3,704
                                                                     ======     ======

 5. DEBT

     Debt consisted of the following (in thousands):

                                                                      1995      1996
                                                                      -----     -----
        Note payable................................................  $ 750     $ 150
        Less: current portion.......................................   (600)     (150)
                                                                      -----     -----
        Long-term portion...........................................  $ 150     $  --
                                                                      =====     =====

     The Company's note payable to the bank is to be repaid with monthly installments of $50,000. The note bears interest at 1% above the bank's reference rate and is paid monthly. The Company has a $3,000,000 revolving line of credit with a letter of credit sub-facility which expires on April 1, 1998 and bears interest at the bank's reference rate. There were no borrowings under the credit line at December 29, 1996. The credit agreement requires compliance with certain financial covenants and prohibits the payment of cash dividends. The line of credit and note payable are collateralized by accounts receivable, inventory, and property and equipment.

 6. PROVISION FOR STORE CLOSURES

     On October 15, 1993, the Company sold the net assets of one of its restaurants for cash and a promissory note of $700,000. The note was collateralized by the restaurant and shares of common stock of the debtor. The debtor failed to make the required payments under the note agreement, including sublease rental payments. In March 1995, the Company called the note and regained control of the restaurant assets. The note was then reclassified to property and equipment at the carrying value of the note receivable which is less than the estimated fair value of the collateral. In December 1995, the Company wrote off the non-performing asset and accrued for rent liability of $232,000.

                        IL FORNAIO (AMERICA) CORPORATION

 7. STOCKHOLDERS' EQUITY

     The Company's authorized, issued and outstanding common and preferred stock as of December 29, 1996 were as follows (dollars in thousands):

                                                                                   ISSUED
                                                    AGGREGATE                        AND
                                                   LIQUIDATION     AUTHORIZED     OUTSTANDING
                          ISSUE                    PREFERENCE        SHARES        SHARES
        -----------------------------------------  -----------     ----------     ---------
        Common Stock.............................    $    --       15,000,000     1,611,766
                                                                    =========     =========
        Preferred -- Series B....................      2,443          542,225       529,884
                     Series C....................      2,250          521,739       391,340
                     Series D....................        750          521,739       130,399
                     Series E....................      3,869          450,000       441,099
                     Series F....................      8,359          825,000       815,474
                     Series not designated.......         --          639,297            --
                                                     -------        ---------     ---------
        Total....................................    $17,671        3,500,000     2,308,196
                                                     =======        =========     =========

     Preferred Stock -- In 1996, 5,600 shares of Series B preferred stock were converted to 7,067 shares of common stock and 2,500 shares of Series F preferred stock were converted to 3,155 shares of common stock.

     In 1995, the Company issued 19,810 shares of Series F preferred stock for $10.25 per share to purchase the assets of a restaurant.

     Each outstanding share of Series B, C, E and F preferred stock is convertible into 1.262 shares of common stock at the holder's option or automatically upon the occurrence of a public offering meeting specific criteria. Each share of Series D preferred stock is convertible into one share of Series C preferred stock. The holders of Series B, C, E and F preferred stock have voting rights equal in number to the shares of common stock issuable upon conversion. All preferred shares are entitled to receive non-cumulative dividends equivalent to any dividend declared on common shares.

     Warrants -- As of December 29, 1996, there were warrants outstanding to purchase 32,487 shares of Common Stock at an exercise price of $9.90 per share. The warrants expire December 31, 1997.

 8. STOCK PLANS

     1988 Stock Option Plan -- The 1988 Plan, covering 103,680 shares of common stock, provides for the granting of stock options to key employees. The exercise price must equal at least 85% of the fair market value of the common stock, as determined by the Board of Directors. Options vest over three to six years and expire after five years.

     1991 Incentive Stock Option Plan -- The 1991 Plan covers 126,200 shares of common stock. Options are granted to officers and key employees at the fair market value of such stock, as determined by the Board of Directors, on the day preceding the date of the grant. Options vest over five years and expire after five years. This Plan terminates upon an initial public offering.

     1992 Stock Option Plan -- The 1992 Plan covers 300,000 shares of common stock. The Plan provides for the grant of both incentive and nonstatutory stock options. The exercise price of incentive options must equal at least the fair market value of the common stock on the date of grant. Options vest over five years and expire after ten years.

     1995 Stock Option Plan -- The 1995 Plan covers 500,000 shares of common stock. The Plan provides for the grant of both incentive and nonstatutory stock options. The exercise price of incentive options must equal

                        IL FORNAIO (AMERICA) CORPORATION
at least the fair market value of the common stock on the date of grant. Options vest over five years and expire after ten years.

     Non-employee Directors' Stock Option Plan -- In 1992, the Directors' Plan was adopted to provide for the automatic grant of options to purchase up to 100,000 shares of common stock to non-employee directors of the Company. The exercise price of the options must equal the fair market value of the common stock on the date of grant. Options granted under the Plan are not subject to any vesting restrictions and are fully exercisable as of the date of grant. Options granted under the plan are immediately exercisable and expire ten years from the date of grant.

     The following table reflects the activity under the Company's stock option plans: At December 29, 1994 and December 31, 1995, 97,282 and 207,210 stock options, respectively, were exercisable under the plans.

                                                               NUMBER OF       WEIGHTED
                                                                OPTIONS      AVERAGE PRICE
                                                               ---------     -------------
        Balance, December 26, 1993...........................   191,646          $2.98
        Granted..............................................    48,905           4.12
        Exercised............................................    (8,859)          2.44
        Cancelled............................................   (30,554)          3.54
                                                                -------          -----
        Balance, December 25, 1994...........................   201,138           3.19
        Granted..............................................   529,045           4.51
        Exercised............................................   (18,209)          2.11
        Cancelled............................................    (3,240)          4.00
                                                                -------          -----
        Balance, December 31, 1995...........................   708,734           4.20
        Granted..............................................   163,265           5.05
        Exercised............................................   (38,975)          1.64
        Cancelled............................................    (3,200)          4.81
                                                                -------          -----
        Balance, December 29, 1996...........................   829,824          $4.49
                                                                =======          =====

     Additional information regarding options outstanding as of December 29, 1996 was as follows:

                                   OPTIONS OUTSTANDING
                    -------------------------------------------------
                                    WEIGHTED AVG.                              OPTIONS EXERCISABLE
                                      REMAINING                           ------------------------------
   RANGE OF           NUMBER         CONTRACTUAL       WEIGHTED AVG.        NUMBER        WEIGHTED AVG.
EXERCISE PRICES     OUTSTANDING      LIFE (YRS)       EXERCISE PRICE      EXERCISABLE     EXERCISE PRICE
---------------     -----------     -------------     ---------------     -----------     --------------
  $ 1.58-3.00          21,588            1.9               $2.25             30,615           $ 2.36
    4.00-4.50         642,171            5.7                4.44            265,107             4.27
    4.95-5.50         166,065            7.0                5.03             15,153             4.99
                      -------                                               -------
    1.58-5.50         829,824            5.9               $4.49            310,875             4.12
                      =======                                               =======

          At December 29, 1996, the number of shares available for future grants under the various plans were as follows:

                                                                 SHARES
                                                                 AVAILABLE
                                                                   FOR
                                                                  GRANT
                                                                 -------
                    1988 stock option plan.....................       --
                    1991 incentive stock option plan...........   14,638
                    1992 stock option plan.....................   70,440
                    Non-employee directors' stock option
                      plan.....................................   28,000
                    1995 stock option plan.....................   24,800

                        IL FORNAIO (AMERICA) CORPORATION

     Additional Stock Plan Information -- As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 120 months following vesting, stock volatility, 1% in 1996 and 1995, respectively due to non-public status of Company's stock; risk free interest rates, 6.3% in 1996 and 6.5% in 1995; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1995 and 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been as follows:

                                                                      1995       1996
                                                                     ------     ------
        Net income (in thousands):
          As reported..............................................  $4,504     $1,453
          Pro forma................................................   4,391      1,189
        Primary earnings per share:
          As reported..............................................  $ 1.01     $ 0.32
          Pro forma................................................    0.98       0.26
        Fully diluted earnings per share:
          As reported..............................................  $ 1.00     $ 0.32
          Pro forma................................................    0.98       0.26

     However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1995 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

                        IL FORNAIO (AMERICA) CORPORATION

 9. INCOME TAXES

     The Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. Significant components of the Company's net deferred tax balances as of December 29, 1996 and December 31, 1995 were as follows (in thousands):

                                                                   1995           1996
                                                               ------------   ------------
        Deferred tax assets:
          Payroll related....................................     $  346         $  310
          Reserves for store closures........................        512            616
          Deferred rent liability............................        140            135
          Net operating loss carryforwards...................        954            278
          Tax credit carryforwards...........................        906          1,512
          Other..............................................        177            120
                                                                  ------         ------
             Total deferred tax assets.......................      3,035          2,971
                                                                  ------         ------
        Deferred tax liabilities:
          Fixed assets.......................................       (196)          (348)
          Pre-opening expenses...............................       (101)          (117)
                                                                  ------         ------
             Total deferred tax liabilities..................       (297)          (465)
                                                                  ------         ------
        Valuation allowance..................................         --             --
                                                                  ------         ------
        Net deferred tax assets..............................     $2,738         $2,506
                                                                  ======         ======

     The Company provided no valuation allowance against deferred tax assets recorded as of December 29, 1995 and 1996, as the Company believes it is "more-likely-than-not" that all deferred assets will be fully realized in future periods.

     As of December 29, 1996, the Company has available net operating loss carryforwards for federal tax purposes of approximately $817,000. The net operating loss carryforwards begin to expire in the year 2000. In addition, the Company has unused investment and general business tax credits of approximately $681,000 and alternative minimum tax credit carryforwards of approximately $831,000. The investment tax credits will begin to expire in 1998. The Company's utilization in any one year of the above net operating losses is limited under the provisions of the Tax Reform Act of 1986 to $1,400,000 per year and may be further limited if there are additional corporate ownership changes in the future.

     The components of income tax expense (benefit) for the years ended December 29, 1996 and December 31, 1995 were as follows (in thousands):

                                                             1994      1995       1996
                                                             ----     -------     ----
        Current provision:
          Federal..........................................  $ 60     $   179     $461
          State............................................   272         127      205
                                                             ----     -------     ----
             Total current.................................   332         306      666
        Deferred tax assets, net...........................    --      (2,738)     232
                                                             ----     -------     ----
        Income tax expense (benefit).......................  $332     $(2,432)    $898
                                                             ====     =======     ====

                        IL FORNAIO (AMERICA) CORPORATION

     The reconciliation between the Company's effective tax rate on earnings before income taxes (benefits) and the statutory federal income tax rate of 34% for the years ended December 26, 1996 and December 31, 1995 were as follows (in thousands):

                                                            1994       1995       1996
                                                            -----     -------     ----
        Federal income tax at 34% statutory rate..........  $ 768     $   705     $801
        State income tax..................................    135         124      141
        Investment and other tax credits..................   (113)       (102)     (71)
        Valuation allowance...............................   (447)     (3,174)      --
        Other.............................................    (11)         15       27
                                                            -----     -------     ----
        Total.............................................  $ 332     $(2,432)    $898
                                                            =====     =======     ====

10. COMMITMENTS

     The Company leases all restaurant, retail bakery, production bakery and office space under operating leases which extend through year 2017. Certain leases require increased rental payments, generally related to changes in the Consumer Price Index and increases in property taxes and certain leases also provide for additional rent based on a percentage of sales. Total rent expense for all operating leases was as follows (in thousands):

                                                            1994       1995       1996
                                                           ------     ------     ------
        Minimum rentals..................................  $1,754     $1,971     $2,076
        Contingent rentals...............................     786        732        772
                                                           ------     ------     ------
        Total rental expense.............................  $2,540     $2,703     $2,848
                                                           ======     ======     ======

     At December 29, 1996, future minimum lease payments under long-term operating leases were as follows (in thousands):

                                       YEAR
                                  ENDING DECEMBER
                    -------------------------------------------
                      1997.....................................  $ 2,301
                      1998.....................................    2,228
                      1999.....................................    2,183
                      2000.....................................    2,119
                      2001.....................................    2,130
                      Thereafter...............................   14,485
                                                                 -------
                      Total....................................  $25,446
                                                                 =======

11. SUBSEQUENT EVENTS

     On February 14, 1997, the Company sold the net assets of its four remaining free-standing retail bakeries for $815,000 which includes a promissory note of $204,000. The note bears interest at 8.25% and is payable in twenty-four equal monthly installments starting March 15, 1997. The note is collateralized by the assets of the retail bakeries. The sales price approximates the carrying value of the assets sold.

                        IL FORNAIO (AMERICA) CORPORATION

Unaudited

     Stock Plans -- In March 1997, the Board of Directors adopted and, in April 1997, the stockholders approved, an Equity Incentive Plan (the "1997 Incentive Plan"), a Non-Employee Directors' Stock Option Plan (the "1997 Directors Plan") and an Employee Stock Purchase Plan (the "1997 Purchase Plan," and collectively, the "1997 Plans"). The 1997 Incentive Plan amends and restates the 1992 Stock Option Plan and 1995 Stock Option Plan (see Note 8). A summary of factors associated with the 1997 Plans is as follows:

                                                     OPTIONS CURRENTLY
                                       AUTHORIZED    OUTSTANDING UNDER
                                       NUMBER OF      PRIOR PLANS AT                         PLAN
                                        SHARES       DECEMBER 31, 1996      TERMS         TERMINATION
                                       ---------     -----------------     --------       -----------
1997 Incentive Plan..................  1,300,000          795,605          10 Years        March 2007
1997 Directors Plan..................    100,000               --          10 Years        March 2007
1997 Purchase Plan...................    300,000               --                --                --

     All other provisions of the 1997 Incentive Plan are similar to the provisions of the prior plans that the 1997 Incentive Plan amends and restates.

     Sale of the Costa Mesa Restaurant -- In June 1997, the Company disposed of its Costa Mesa restaurant and recorded a pre-tax reversal of $470,000 against the provision for store closures originally recorded in 1993.

     Impact of New Accounting Standard -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and will restate at that time earnings per share (EPS) data for prior periods to conform with SFAS 128. Earlier application is not permitted. SFAS 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS excludes dilution and is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The pro forma effect, assuming adoption of SFAS 128 at the beginning of each period, is presented below:

                                                                                      SIX MONTHS
                                                        YEAR ENDED                       ENDED
                                        ------------------------------------------   -------------
                                        DECEMBER 25,   DECEMBER 31,   DECEMBER 29,     JUNE 29,
                                            1994           1995           1996           1997
                                        ------------   ------------   ------------   -------------
        Pro forma
        EPS:
          Basic.......................     $ 0.43         $ 1.01         $ 0.32          $0.29
          Diluted.....................     $ 0.43         $ 1.00         $ 0.32          $0.28

   [First page of menu is a graphic depiction of the Company's Bakerman Logo]

WE BAKE OUR BREADS FROM SCRATCH EACH DAY AND POUR OUR OWN EXTRA VIRGIN OLIVE OIL
      IMPORTED FROM ITALY. BOTH ARE AVAILABLE AT OUR BAKERY TO TAKE HOME.


ANTIPASTI
BRUSCHETTA AL POMODORO................................................................................ 4.95
   Filone bread grilled with garlic and olive oil, chilled fresh roma tomatoes with olive oil and basil

MELANZANE AL FORMAGGIO DI CAPRA....................................................................... 5.75
   Thinly sliced grilled eggplant, goat cheese, sun-dried tomatoes, sweet onions, capers; balsamic vinegar

CARPACCIO............................................................................................. 6.95
   Thinly sliced beef, shaved grana cheese, capers, baby arugula

MOZZARELLA ALLA CAPRESE............................................................................... 6.50
   Fresh "bocconcini" mozzarella, vine-ripened tomatoes, fresh basil, oregano, extra virgin olive oil

CALAMARETTI FRITTI.................................................................................... 7.50
   Baby squid, lightly floured, served with a spicy marinara

ANTIPASTO DELLA CASA....................................................................... per person 7.95
   Sampling of Bruschetta, Calamaretti Fritti, Mozzarella Caprese and cured meats, zucchini
   "scapece", asparagus, roasted bell peppers  - for 2 or more people


MINESTRE  E  INSALATE
PAPPA COL POMODORO...................................................................................  3.95
   Tuscan tomato soup with Il Fornaio bread, herbs, extra virgin olive oil

MINESTRONE DI VERDURE................................................................................  4.95
   Fresh seasonal vegetable soup (made with vegetable stock)

INSALATA DEL FORNAIO.................................................................................  5.75
   Mixed greens, garlic croutons, shaved parmesan cheese; house vinaigrette

INSALATA AL BALSAMICO................................................................................  4.50
   Organic baby lettuces; balsamic vinaigrette

INSALATA RUCHETTA....................................................................................  6.25
   Sliced vine-ripened yellow tomatoes, arugula, red onions, aged ricotta, red wine vinaigrette

INSALATA DI SPINACI..................................................................................  6.75
   Warm spinach salad with aged ricotta, red onions, applewood smoked bacon, fresh mushrooms and toasted walnuts; red wine vinaigrette

INSALATA DI POLLO DAL GIRARROSTO.....................................................................  8.95
   Mixed greens, rotisserie chicken, applewood smoked bacon, shaved parmesan cheese, tomatoes, garlic croutons; house vinaigrette


PIZZA DAL FORNO A LEGNA
PIZZA MARGHERITA.....................................................................................  7.95
   Mozzarella, oregano, fresh basil, tomato sauce

PIZZA VEGETARIANA (CON FORMAGGIO O SENZA FORMAGGIO)..................................................  8.95
   Artichokes, grilled zucchini, sliced tomatoes, red onions, sweet peppers, tomato sauce (with or without cheese)

PIZZA QUATTRO STAGIONI...............................................................................  9.75
   Prosciutto cotto, asparagus, artichokes, mushrooms, mozzarella, basil, tomato sauce

PIZZA CON LA LUGANEGA................................................................................  9.75
   Italian sausage, roasted mixed bell peppers, mozzarella, oregano, tomato sauce

CALZONE.............................................................................................. 10.50
   Folded pizza filled with mozzarella, ricotta, mushrooms, ham and tomato sauce

PASTA
PENNE ALL'ARRABBIATA.................................................................................  8.95
   Pasta tubes, marinara, red chili flakes, garlic, olive oil

MANICHE AL POLLO..................................................................................... 11.75
   Elbow pasta, chicken breast, fresh broccoli, sun-dried tomatoes, roasted garlic, trebbiano wine

SPAGHETTINI ALLA BOLOGNESE...........................................................................  8.95
   Imported thin spaghetti with meat ragu and parmesan

FETTUCCINE ALLA FRIULANA............................................................................. 10.95
   Homemade fettuccine with Italian sausage, onions, marinara and Montepulciano wine

CAPELLINI AL POMODORO NATURALE.......................................................................  9.95
   Angel hair pasta, chopped fresh roma tomatoes, basil, garlic, olive oil

RAVIOLI DI VERDURA CON POMODORO E CARCIOFI........................................................... 12.75
   Homemade pasta filled with spinach, swiss chard, parmesan, pinenuts and basil;
   fresh Castroville baby artichokes and marinara

TURTEI CON ARAGOSTA.................................................................................. 13.95
   Homemade ravioli filled with fresh Maine lobster in a lobster cream sauce topped with shrimp

PAGLIA E FIENO CON GAMBERETTI........................................................................ 12.95
   Homemade spinach and egg linguine, fresh rock shrimp, chopped tomato, garlic, red chili flakes, parsley

LINGUINE MARE CHIARO................................................................................. 14.95
   Thin flat pasta with fresh clams, mussels, prawns and scallops; seasoned with tomatoes, crushed red pepper, garlic and trebbiano wine

CONCHIGLIE CON MELANZANE.............................................................................  9.95
   Pasta shells baked with smoked and fresh mozzarella, eggplant ragu, tomato, crushed red pepper, oregano

LASAGNA FERRARESE.................................................................................... 10.95
   Spinach pasta layered with meat ragu, porcini mushrooms, parmesan and bechamel


GRIGLIA, GIRARROSTO E SPECIALITA
POLLO TOSCANO........................................................................................ 11.95
   Fresh local chicken roasted from the wood-burning rotisserie; fresh vegetables and mashed potatoes

BISTECCA ALLA FIORENTINA............................................................................. 21.50
   Certified Angus Porterhouse steak (22 oz.), marinated in olive oil and rosemary; Tuscan white beans, sauteed fresh spinach and roasted potatoes

SCALOPPINE AI CARCIOFI E LIMONE...................................................................... 14.95
   Veal scaloppine with fresh Castroville baby artichokes and lemon; fresh vegetables and roasted potatoes

POLLO AL MATTONE..................................................................................... 12.50
   Half chicken marinated with lemon and herbs, cooked on the wood-fired grill under a hot brick;
   sauteed fresh spinach and Tuscan white beans

TAGLIATA CHIANINA.................................................................................... 14.50
   Sirloin steak grilled rare and sliced, seasoned with rosemary, green peppercorns and balsamic vinegar; fresh vegetables and roasted potatoes

LOMBATA DI VITELLO AL CARBONE........................................................................ 17.95
   Large mesquite-grilled veal chop with sage and rosemary; fresh vegetables and roasted potatoes

POLLO ALL'AGLIO E ROSMARINO (senza burro o olio) .................................................... 11.95
   Grilled chicken breast with puree of roasted garlic and rosemary; served on a bed of steamed spinach (no butter or oil)

              GIFT CERTIFICATES ARE AVAILABLE IN ANY DENOMINATION.

                   VINI BIANCHI

  VERDICCHIO CLASSICO
    Villa Beatrice, Marche, 1995..........  19.00
  VERNACCIA DI SANGIMIGNANO
    Conti Serristori, Toscana, 1995.......  22.50
  SOAVE
    Pieropan, Veneto, 1995................  24.00
  ORVIETO
    Antinori, Umbria, 1995................  19.50
  PINOT GRIGIO
    Zenato, Veneto, 1995..................  18.00
    Alois Lageder, Alto Adige, 1995
                         1/2 bottle 12.50/  24.00
    St. Michael Eppon, Alto Adige, 1995...  22.50
    Russiz Superiore, Friuli, 1995........  29.50
    Livon, Braide Grande, Torino, 1993....  29.50
    Santa Margherita, Alto Adige, 1995....  34.00
  GAVI DI GAVI
    Costa di Bussia, Piemonte, 1994.......  27.00
  GRECO DI TUFO
    Feudi di San Gregorio, Campania, 1995.  28.00
  WHITE ZINFANDEL
    Shenandoah, Amador County, 1996.......  16.00
  CHENIN BLANC
    Chappellet, Old Vine Cuvee, Napa, 1994  22.50
  RIESLING
    Fess Parker, Santa Barbara, 1996......  25.00
  SAUVIGNON BLANC
    Honig, Napa, 1995.....................  20.50
    Mayacamas, Napa, 1995.................  28.00
    Matanzas Creek, Sonoma, 1995..........  29.00
  PINOT GRIS
    King Estate, Oregon, 1995.............  24.00
  CHARDONNAY
    Saintsbury, Carneros, 1995 1/2 bottle   16.50
    Il Fornaio, Sonoma, 1995.. glass 4.95/  18.50
    Fallenleaf, Carneros, 1994............  21.75
    Sebastiani, Sonoma, 1995..............  22.75
    Zaca Mesa, Santa Barbara, 1996........  27.50
    Bernardus, Carmel Valley, 1995........  31.00
    Lungarotti, Umbria, 1995..............  25.50
    Sterling, Napa, 1995 1/2 bottle 14.50/  28.00
    Sonoma-Cutrer, Russian River, 1995....  30.00
    ZD, Napa, 1995.......1/2 bottle 18.00/  35.00
    Arrowood, Sonoma, 1995................  36.00
    Far Niente, Napa, 1995................  54.00
    Talbott, Monterey, 1994...............  52.00
    Kistler, Sonoma, 1995.................  49.00

                     SPUMANTI

  BLANC DE BLANCS,
    Schramsberg, 1993 1/2 bottle..........  38.00
  BRUT, Rotari, Riserva, 1992.............  24.00
  BRUT, Mumm Cuvee Napa, Napa, NV.........  27.00
  BLANC DE NOIRS, Schramsberg, Napa, 1989.  38.00
  BRUT, Ferrari, Giulio Riserva
    del Fondatore, 1995 ..................  46.00
  BRUT, Taittinger, Reims, NV.............  53.00
  DOM PERIGNON, Moet & Chandon, 1988...... 125.00

                    VINI ROSSI

  SANGIOVESE
    Il Fornaio, Sonoma, 1994....glass 4.75  18.00
    Umberto Cesari, Riserva, Romagna, 1993  18.00
  DOLCETTO D'ALBA
    Fontanafredda, Piemonte, 1995.........  25.00
  VALPOLICELLA
    "Mara", Cesare, Veneto, 1993..........  23.00
  RUBESCO
    Lungarotti, Umbria, 1993..............  26.00
  CHIANTI CLASSICO
    Il Fornaio, Toscana, 1995
            glass 5.75;  1/2 bottle 11.50/  22.00
    Nozzole, Riserva, Toscana, 1993.......  28.75
    Macchiavelli, Riserva, Toscana, 1991..  29.00
    Antinori, Riserva, Toscana, 1994......  30.00
    Nippozana, Riserva, Toscana, 1993.....  31.00
    Cortevecchia, Riserva, Toscana, 1993..  35.00
    Ruffino "Gold Label", Toscana, 1988...  45.50
  BARBERA
    Chiarlo, Piemonte, 1994...............  20.50
    Costa di Bussia, Piemonte, 1994.......  22.00
  GATTINARA
    Villa Claudia, Piemonte, 1990.........  32.00
  LEVOLTE
    Lodovico Antinori, Toscana, 1995......  31.00
  SER NICCOLO
    Conti Serristori, Toscana, 1987.......  33.00
  AMARONE RECIOTO DELLA VALPOLICELLA
    Cesari, Veneto, 1990..................  31.00
  BAROLO
    Costa di Bussia, Piemonte, 1991.......  37.00
    Ceretto, Zonchera, Piemonte, 1992.....  37.00
    Chiarlo, Piemonte, 1992...............  41.00
    Cordero di Montezemolo, Piemonte, 1992  48.50
  BARBARESCO
    Batasiolo, Piemonte, 1991.............  32.00
  BRUNELLO DI MONTALCINO
    Col D' Orcia, Toscana, 1991...........  54.00
    Canalicchio, Toscana, 1991............  44.00
  ZINFANDEL
    Kenwood, Mazzoni, Sonoma, 1994........  34.00
    Ridge, Sonoma, 1994...................  33.00
  PINOT NOIR
    Domaine Drouhin, Oregon, 1994
                       1/2 bottle.........  29.00
    Robert Mondavi, Napa, 1994............  29.00
    Saintsbury, Carneros, 1995............  32.00
  SYRAH
    Karly, Amador, 1995........1/2 bottle   17.50
  PETITE SYRAH
    Stags' Leap Winery, Napa, 1994........  35.00
  MERLOT
    Benziger, Sonoma, 1995................  28.00
    Geyser Peak, Sonoma, 1995.............  29.00
    Sterling, Napa, 1994..................  32.00
    Mazzocco, Dry Creek Valley, 1994......  34.00
    Havens, Napa, 1995..1/2 bottle 18.00..  35.00
    Duckhorn, Napa, 1994..................  41.50
    Georis, Carmel Valley, 1993
                       1/2 bottle 22.00...  43.00
  CABERNET SAUVIGNON
    J. Lohr, Paso Robles, 1994
                       1/2 bottle 13.50...  23.50
    Beringer, Knights Valley, 1993........  31.00
    Chateau Montelena, Calistoga
      Cuvee, Napa, 1995...................  32.00
    Franciscan, Napa, 1994................  33.00
    Joseph Phelps, Napa, 1994.............  36.00
    Trefethen, Napa, 1994.................  38.00
    Mondavi, Oakville, 1994...............  43.00
    Jordan, Alexander Valley, 1993........  46.00
    Chateau Montelena, Napa, 1992.........  54.00
    Silver Oak, Alexander Valley, 1993....  62.00

[Appearing as a border around this page are the following words:
 antipasti, pane, cappuccino, griglia, pasta, risotto, vini, pizza, olio d'oliva, mozzarella, dolci, biscotti, panini, espresso, parmigiano reggiano, insalata, pasticceria, aceto balsamico,]


[Photograph of angel hair pasta
with tomato and basil]                 [Photograph of pizza with ham,asparagus,
                                           artichokes and mushrooms.]
Cappellini al Pomodoro
                                                Pizza Quattro Stagioni

Each day the bakers of Il Fornaio      [Photograph of basket of assorted
hand-craft regional Italian breads      breads, bottle of wine and olive oil]
from scratch. At every meal, a
basket of freshly sliced bread is
placed on the table, and extra
virgin olive oil for dipping
is poured generously. From crusty
ciabatta ("slipper bread") to
panini olive (olive rolls) to
grissini (breadsticks) these
authentic breads tell the story
of generations of traditional
Italian bread making.

[Photograph of grilled chicken with    [Photograph of vanilla bean ice cream
spinach and Tuscan white beans]         with espresso and whipped cream]

Pollo al Mattone                                    Affogato al Cafe

======================================================

     No dealer, sales representative or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the Common Stock to which it relates, or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct at any time after the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                       PAGE
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    6
Use of Proceeds......................   11
Dividend Policy......................   11
Capitalization.......................   11
Dilution.............................   12
Selected Financial and Operating
  Data...............................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   15
Business.............................   20
Management...........................   31
Certain Transactions.................   38
Principal and Selling Stockholders...   39
Description of Capital Stock.........   41
Shares Eligible for Future Sale......   43
Underwriting.........................   45
Legal Matters........................   46
Experts..............................   46
Additional Information...............   46
Index to Financial Statements........  F-1

                          ----------------------------

     Until                   , 1997 (25 days after the date of this Prospectus),
all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================

======================================================

                                1,500,000 SHARES

                               [IL FORNAIO LOGO]
                                  COMMON STOCK

                          ----------------------------
                                   PROSPECTUS
                          ----------------------------

                             MONTGOMERY SECURITIES

                               ALEX. BROWN & SONS
                                  INCORPORATED
                                           , 1997

             ======================================================